 Filed pursuant to General Instruction II.L of Form F-10
 File No. 333-264982
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement (the “Prospectus Supplement”), together with the short form base shelf prospectus dated November 26, 2020 to which it relates (the “Prospectus”), as amended, amended and restated, or supplemented, and each document incorporated by reference into this Prospectus Supplement and the Prospectus, as amended, amended and restated, or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Electra Battery Materials Corporation at 133 Richmond Street W, Suite 602, Toronto, Ontario M5H 2L3, telephone (416) 900-3891, and are also available electronically at www.sedar.com and www.sec.gov.
PROSPECTUS SUPPLEMENT
to the Short Form Base Shelf Prospectus dated November 26, 2020, as amended by Amendment No. 1 to the Short Form Base Shelf Prospectus dated November 30, 2021
New Issue November 9, 2022
ELECTRA BATTERY MATERIALS CORPORATION
US$5,510,750
2,345,000 Units
Price: US$2.35 per Unit
Electra Battery Materials Corporation (the “Corporation” or “Electra”) is hereby qualifying for distribution 2,345,000 units (the “Units”) of the Corporation at a price of US$2.35 per Unit (the “Offering Price”) for aggregate gross proceeds of approximately US$5,510,750 (the “Offering”). Each Unit consists of one Common Share in the capital of the Corporation (each, a “Unit Share”) and one Common Share purchase warrant of the Corporation (each, a “Warrant”). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share in the capital of the Corporation (each, a “Warrant Share”) at an exercise price of US$3.10 for a period of three years following the Closing Date (as defined herein). The Units are being issued pursuant to an agency agreement dated November 9, 2022 (the “Agency Agreement”) between the Corporation and Cantor Fitzgerald Canada Corporation (the “Lead Agent”), Canaccord Genuity Corp. (“Canaccord”), H.C. Wainwright & Co., LLC (“H.C. Wainwright”), A.G.P./Alliance Global Partners (“A.G.P.”), Desjardins Securities Inc. (“Desjardins”), Paradigm Capital Inc. (“Paradigm”) and Red Cloud Securities Inc. (“Red Cloud”, and together with the Lead Agent, Canaccord, H.C. Wainwright, AGP, Desjardins and Paradigm, the “Agents” and individually, an “Agent”) relating to the Units offered under the short form base shelf prospectus dated November 26, 2020, as amended pursuant to amendment no. 1 to the short form base shelf prospectus dated November 30, 2021 (the “Shelf Prospectus”), as supplemented by this prospectus supplement (the “Prospectus Supplement”, and together with the Shelf Prospectus, the “Prospectus”). See “Plan of Distribution”. The Units will be offered in the United States and Canada through the Agents either directly or through their United States (“U.S.”) broker-dealer affiliates or agents.
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(continued from cover)
The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10 (File No. 333-264982) (as amended, the “U.S. Registration Statement”) filed with and declared effective by the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).
The issued and outstanding common shares in the capital of the Corporation (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (“TSXV”) and Nasdaq Capital Market (“Nasdaq”) under the symbol “ELBM”. On November 8, 2022, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was $4.10 and on the Nasdaq was US$3.09. The Corporation will apply to list the Unit Shares and the Warrant Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Corporation will also notify Nasdaq regarding the issuance of the Units in accordance with the Nasdaq rules. The Warrants will not be listed on the TSXV or Nasdaq. There is no existing trading market through which the Warrants may be sold and the Corporation cannot provide any assurance that an active trading market for the Warrants will develop. Accordingly, purchasers may not be able to resell such Warrants purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.
	Price to the Public(1)	Agents’ Fee(2)	Net Proceeds to the Corporation(3)
Per Unit	US$2.35	US$0.14	US$2.21
Total	US$5,510,750	US$330,645	US$5,180,105

(1)
The Offering Price was determined by arm’s length negotiation between the Corporation and the Lead Agent with reference to the prevailing market price of the Common Shares.

(2)
The Corporation has agreed to pay the Agents a cash commission (the “Agents’ Fee”) equal to 6.0% of the aggregate gross proceeds from the Offering. As additional consideration for the Agents’ services performed under the Agency Agreement, the Corporation shall issue to the Agents (in such name or names as the Agent may direct in writing) broker warrants (the “Broker Warrants”) exercisable to acquire that number of Units as is equal to 6.0% of the number of Units issued in the Offering. The Corporation will apply to list the Unit Shares comprising part of the Units issuable on exercise of the Broker Warrants as well as the Warrant Shares underlying the Warrants comprising part of the Units issuable on exercise of the Broker Warrants on the TSXV. This Prospectus Supplement qualifies the distribution of the Broker Warrants.

(3)
After deducting the Agents’ Fee, but before deducting the expenses of the Offering (estimated to be approximately US$500,000), which together with the Agents’ Fee, will be paid from the gross proceeds of the Offering.

In connection with the Offering, subject to applicable laws, the Lead Agent may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Lead Agent may offer the Units at a lower price than stated above. See “Plan of Distribution”.
The Agents, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Corporation and accepted by the Agents in accordance with the terms and conditions contained in the Agency Agreement referred to under “Plan of Distribution”, and subject to the approval of certain Canadian legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Bennett Jones LLP, and certain U.S. legal matters on behalf of the Corporation by Troutman Pepper Hamilton Sanders LLP and on behalf of the Agents by King & Spalding LLP.
Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the Lead Agent reserves the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about November 15, 2022, or such other date as may be agreed upon by the Corporation and the Lead Agent (the “Closing Date”), but in any event not later than the date that is 42 days from the date of this Prospectus Supplement. Except in limited circumstances, it is anticipated that the Unit Shares and Warrants composing the Units will be delivered under the book-based system through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited in electronic form, or will otherwise be delivered registered as directed by the Lead Agent, on the Closing Date. Except in limited circumstances and as set forth herein, a purchaser of Units will receive only a customer confirmation from the registered dealer from or through which the Units are purchased and who is a CDS participant. CDS will record the CDS participants who hold Unit Shares and Warrants on behalf of owners who have purchased Units in accordance with the book-based system. Except in limited circumstances and as set forth herein, no definitive certificates will be issued unless specifically requested or required.
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(continued from cover)
We expect that delivery of the Units will be made to investors on or about the Closing Date, which is the fourth business day following the date of pricing of the Units (such settlement being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Units on the date of pricing of the Units or the next succeeding business days will be required, by virtue of the fact that the Units initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.
Investing in securities of the Corporation is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus Supplement and the Shelf Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” herein and in the Shelf Prospectus prior to investing in any Units offered hereby.
Electra is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are audited in accordance with Canadian generally accepted auditing standards and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Purchasers of the Units should be aware that the acquisition, holding or disposition of the Units may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian or United States federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares and related securities. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.
Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because Electra is organized under the laws of Canada, some of its officers and directors and some or all of the experts named in this Prospectus Supplement and the Shelf Prospectus are Canadian residents, and its assets are located outside of the United States.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Mr. C.L. “Butch” Otter, a director of the Corporation, and Steven J. Ristorcelli, C.P.G., P.G., Joseph Schlitt, MMSA QP, and Daniel Pace, a registered member of the Society for Mining, Metallurgy & Exploration and each a qualified person, reside outside of Canada. Mr. Otter has appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
The Corporation’s registered office is located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Corporation’s corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

PROSPECTUS SUPPLEMENT
S-i

SHORT FORM BASE SHELF PROSPECTUS
S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT
This Prospectus Supplement describes the specific terms of the Offering and also adds to and updates certain information contained in the Shelf Prospectus and the documents incorporated by reference into the Shelf Prospectus. If the information varies between this Prospectus Supplement and the Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the Shelf Prospectus. The Shelf Prospectus and this Prospectus Supplement together comprise the Prospectus for the purposes of qualifying the securities offered pursuant to the Offering.
An investor should rely only on the information contained in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Shelf Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. The Corporation and the Agents have not authorized anyone to provide investors with additional or different information. The Corporation and the Agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement and such information is not incorporated by reference herein.
The Corporation and the Agents are not offering to sell the Units in any jurisdictions where the offer or sale of the Units is not permitted. The information contained in this Prospectus Supplement (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus Supplement or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus Supplement or any sale of the Units. The business, capital, financial condition, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.
The documents incorporated or deemed to be incorporated by reference herein or in the Prospectus contain meaningful and material information relating to the Corporation and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.
This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Electra and the Units.
FINANCIAL INFORMATION AND CURRENCY
The Corporation prepares its consolidated financial statements, incorporated by reference herein, in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook — Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.
All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to dollars or “$” or “C$” are to Canadian dollars unless otherwise indicated. All references to “US$” are to United States dollars. On November 8, 2022, the last trading day prior to the date of this Prospectus Supplement, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3441.

Unless the context otherwise requires, all references in this Prospectus Supplement to the “Corporation” and “Electra” refer to the Corporation and its subsidiary entities on a consolidated basis.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus Supplement is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed.
NON-IFRS MEASURES
The financial results of the Corporation are prepared in accordance with IFRS. Additionally, the Corporation utilizes certain non-IFRS measures such as working capital and EBITDA. The Corporation believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Corporation. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement and the Shelf Prospectus contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans to allow investors and others a better understanding of the Corporation’s operating environment, business operations, and financial performance and condition.
Forward-looking statements include, but are not limited to, statements relating to the business and future activities of, and developments related to, the Corporation after the date of this Prospectus Supplement or the Shelf Prospectus, as applicable; expectations of the use by the Corporation of the net proceeds raised from the Offering, including as to achieving the related business objectives described herein; plans to process black mass material and the ability to recover high value elements therefrom; expectations as to the timing of commissioning of equipment and circuits of the black mass recycling demonstration plant and the Refinery; entering into a definitive supply agreement with LG on the terms described in the Cobalt Supply Agreement the development of the Refinery; expectations of the timing, size and completion of the Offering and the listing of the Unit Shares and Warrant Shares on the TSXV and Nasdaq; the results of any scoping study of an integrated nickel sulfide processing facility; planned exploration and development programs and expenditures and expected results of exploration; commercial agreements with respect to feedstock supply with Glencore (as defined in the Corporation’s annual information form for the fiscal year ended December 31, 2021 dated April 8, 2022 (the “AIF”) and other parties; timelines and milestones with respect to the Refinery (as defined herein); anticipated expenditures and programs at the Refinery, Iron Creek Project (as defined herein) and Cobalt Camp (as defined in the AIF); the impact of COVID-19 on the Corporation; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; the Corporation’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of the Corporation; future development plans; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the ability to extract valuable elements from black mass; satisfaction of any conditions required to enter into a definitive agreement with LG on the terms described in the Cobalt Supply Agreement; general expectations with respect to the development of the Refinery (as defined herein), including commodity prices with respect to its development; the state of the electric vehicle (“EV”) market; the future price of cobalt; anticipated costs of, and the Corporation’s ability to fund, its operations; the availability of feedstock for Refinery operations; the Corporation’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Corporation’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; operating and exploration expenditures; the Corporation’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters; the impact of COVID-19; and the Corporation’s ability to obtain financing as and when required and on reasonable terms, including working capital financing needs to cover the Corporation’s feedstock purchase cycle through to the sale of final cobalt sulfate.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: risks associated with significant secured debt; failure to obtain required regulatory and stock exchange approvals with respect to the Offering; risks associated with the development of the Refinery; general economic conditions in Canada, the United States, Australia and globally; industry conditions, including the state of the EV market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; changes in tax laws and incentive programs relating to the mining industry; the development of the COVID-19 global pandemic, and the other factors described herein under “Risk Factors”, as well as in the Corporation’s public filings available at www.sedar.com.
The factors above are not an exhaustive list of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, the section entitled “Risk Factors” in the Shelf Prospectus, and the section entitled “Risk Factors” in the AIF incorporated by reference herein for additional risk factors that could cause results to differ materially from forward-looking statements.
The forward-looking information and statements contained in this Prospectus Supplement and the Shelf Prospectus represent the Corporation’s views and expectations respectively as of the date of this Prospectus Supplement and the Shelf Prospectus, unless otherwise indicated in such documents, and forward-looking information and statements contained in the documents incorporated by reference herein and therein represent the Corporation’s views and expectations as of the date of such documents, unless otherwise indicated in such documents. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).
For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein may not be comparable to similar information disclosed by United States companies.
As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Corporation may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Corporation prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3, telephone (416) 900-3891, and are also available electronically at www.sedar.com through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), at www.sec.gov. The Corporation’s filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.
This Prospectus Supplement is incorporated by reference into the Shelf Prospectus as of the date hereof and only for the purposes of the distribution of the Units offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full details.
As of the date hereof, the following documents, filed by the Corporation with the securities commissions or similar authorities in certain of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, the Shelf Prospectus as supplemented by this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Shelf Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:
1.
the AIF;

2.
the Corporation’s audited consolidated financial statements for the years ended December 31, 2021 and 2020, and related notes thereto, together with the independent auditor’s report thereon (the “Annual Financial Statements”);

3.
management’s discussion and analysis for the year ended December 31, 2021;

4.
the Corporation’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021, and related notes thereto (the “Interim Financial Statements”);

5.
management’s discussion and analysis for the three and six months ended June 30, 2022;

6.
the material change report dated April 12, 2022 with respect to the consolidation of the Common Shares on the basis of 18 pre-consolidation Common Shares for one post-consolidation Common Share;

7.
the management information circular of the Corporation dated September 28, 2022, in connection with the annual general and special meeting of shareholders of the Corporation to be held on November 10, 2022;

8.
the template version of the term sheet dated November 8, 2022, relating to the Offering (the “Indicative Term Sheet”); and

9.
the revised template version of the term sheet dated November 9, 2022 (the “Final Term Sheet”), relating to the Offering.

Any document (other than confidential material change reports, if any) of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference in the Shelf Prospectus for the purposes of the Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. In addition, the Corporation may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.
Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Shelf Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Shelf Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the Shelf Prospectus, except as so modified or superseded.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:
•
the documents listed under “Documents Incorporated by Reference” in this Prospectus;

•
the Agency Agreement described in this Prospectus Supplement;

•
the Warrant Indenture described in this Prospectus Supplement;

•
the consents of each expert or “qualified person” (for the purposes of NI 43-101) referred to in this Prospectus Supplement and the Shelf Prospectus under the heading “Interests of Experts”;

•
the consent of Fasken Martineau DuMoulin LLP, the Corporation’s Canadian counsel;

•
the consent of Bennett Jones LLP, Canadian counsel to the Agents; and

•
powers of attorney of the Corporation’s directors and officers, as applicable.

MARKETING MATERIALS
Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws), including the Indicative Term Sheet and Final Term Sheet, that are used by the Agents in connection with the Offering are not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. In addition, any statement contained in the Indicative Term Sheet is modified or superseded to the extent that a statement contained in the Final Term Sheet modifies or supersedes such prior statement.
The Indicative Term Sheet did not include a number of terms of the Offering. The terms of the Offering have been confirmed to reflect an issuance of 2,345,000 Units, gross proceeds of US$5,510,750, an issue price of US$2.35 per Unit, and a Warrant exercise price of US$3.10, all as reflected in this Prospectus Supplement. Pursuant to applicable Canadian securities laws, the Corporation prepared the Final Term Sheet to reflect the modifications set forth above, a blackline of which has also been prepared. A copy of the Final Term Sheet and associated blackline can be viewed under the Corporation’s profile on SEDAR at www.sedar.com.
Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.
SUMMARY OF THE OFFERING
The following is a summary of the principal features of the Offering only and should be read together with the more detailed information in this Prospectus Supplement.

Issuer
Electra Battery Materials Corporation
Offered Securities
2,345,000 Units. Each Unit consists of one Common Share and one Warrant. Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share in the capital of the Corporation at an exercise price of US$3.10 per Warrant Share for a period of three years following the Closing Date. See “Plan of Distribution.”
Gross Proceeds
US$5,510,750.
Price per Security
US$2.35 per Unit.
Common Shares Outstanding
Prior to the Offering: 32,828,973 Common Shares.
Following the Offering: 35,173,973 Common Shares, not including any Common Shares issuable upon exercise of any Warrants or Broker Warrants.
See “Consolidated Capitalization” and “Plan of Distribution”.
Business of the Corporation
The Corporation is in the business of battery materials refining and the acquisition and exploration of resource properties. The Common Shares are listed on the TSXV and Nasdaq under the symbol “ELBM”. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt. The Corporation has two significant North American assets, being the Refinery and the Iron Creek Project. See “The Corporation”.
Use of Proceeds
The Corporation expects to use the net proceeds of the Offering for the capital costs associated with the construction and commission of the Refinery.
Risk Factors
Prospective purchasers of Units should carefully consider the information set forth under the heading “Risk Factors” and the other information included in this Prospectus Supplement and the documents incorporated by reference herein before deciding to invest. See “Risk Factors”.
THE CORPORATION
The Corporation is in the business of battery materials refining and the acquisition and exploration of resource properties. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America, with the intent of providing a North American supply of battery materials. The Common Shares are listed on the TSXV and Nasdaq and trade under the symbol “ELBM” in each case. The Corporation has two significant North American assets:
(i)
a primary cobalt refinery located in Ontario, Canada (the “Refinery”); and

(ii)
the Iron Creek Project in Idaho, the Corporation’s flagship mineral exploration project (the “Iron Creek Project”).

For further information regarding Electra, the Refinery and the Iron Creek Project, see the AIF and other documents incorporated by reference in this Prospectus Supplement available at www.sedar.com under the Corporation’s profile.
Recent Developments
Commissioning of Demonstration Plant for Battery Materials Recycling
On October 13, 2022, the Corporation announced the start of commissioning of its black mass recycling demonstration plant at its battery materials park located north of Toronto following the successful installation of material feed handling and lime delivery systems, two key circuits in Electra’s hydrometallurgical process designed to recycle end of life lithium-ion battery materials.
Under the parameters of the black mass demonstration, Electra plans to process up to 75 tonnes of material in a batch mode. Using its lab tested process, Electra anticipates the recovery of high value elements found in lithium-ion batteries, including nickel, cobalt, lithium, manganese, copper, and graphite.
Electra also anticipates the full commissioning of all equipment and circuits of the black mass recycling demonstration in the fall of 2022 with the full commissioning of the cobalt sulfate refinery expected in the spring of 2023.
LG Cobalt Supply Agreement
On September 22, 2022, the Corporation announced a commitment on key commercial terms for a three-year agreement (the “Cobalt Supply Agreement”) to supply battery grade cobalt to LG Energy Solution (“LGES”), a leading global manufacturer of lithium-ion batteries for EVs. Subject to definitive agreements, the terms of the Cobalt Supply Agreement provide that the Corporation will supply LGES with 7,000 tonnes of battery grade cobalt from 2023 to 2025 to be produced at the Refinery. Final legal documentation and signing of the definitive agreement is expected to be concluded by December 31, 2022.
In addition to the supply agreement, Electra and LGES have agreed to cooperate and explore ways to advance opportunities across North America’s EV supply chain, including, but not limited to, securing sustainable sources of raw materials. Financial terms of the Cobalt Supply Agreement are subject to confidentiality restrictions.
Highlights of Scoping Study on Integrated Material Facility
On September 8, 2022, the Corporation announced the highlights of an engineering scoping study prepared by a global engineering firm related to development of an integrated facility that outlined a path to growing nickel, cobalt and manganese refining, recycling of battery black mass material, and precursor cathode active material (“pCAM”) manufacturing using a hydrometallurgical flowsheet and leveraging the Corporation’s emerging expertise and the Refinery.
The scoping study assessed the economics and carbon footprint of various nickel feed options to develop an integrated facility producing 10,000 tonnes per annum of battery grade nickel sulfate and nickel equivalent pCAM, components essential to production of EV batteries.
The scoping study examined the construction of a battery grade nickel sulfate refinery in Ontario by 2025-26, with three feed base loads: nickel sulfides, Class 1 nickel metal and ferro nickel, supplemented with recycled battery black mass and nickel-rich mixed hydroxide precipitate.
Commensurate with a scoping study, a number of general and untailored assumptions were used to assess the economics of the facility, with the outcomes and economic metrics having a margin of error of +50% / -30%.
Capital costs to build an integrated facility producing 10,000 tonnes per annum of nickel sulfate and nickel equivalent pCAM materials were anticipated to be between $550 and $650 million.
Operating costs to produce 10,000 tonnes per annum of nickel sulfate and nickel equivalent pCAM materials on an integrated basis were anticipated to be between $125 and $133 million per year or between $13,000 and $13,600 per tonne of nickel sulfate produced (excluding byproduct credits), configured for NMC 811 EV battery chemistries.
Other key assumptions affecting the economics of the scoping study including an exchange rate of US$1 to $1.31, forward escalation or contingencies for future construction and operating costs were not considered, by-product values were excluded and sensitivities to changes in key inputs were not performed.
Greenhouse emissions from producing 10,000 tonnes per annum of nickel sulfate and pCAM materials configured for NMC 811 battery chemistries would range from 14,000 and 16,000 of tCO2e per year, resulting in a significantly less carbon intensive battery than benchmark values, due to the less energy intensive hydrometallurgical process and Ontario’s clean electricity grid.
Key construction cost assumptions included that most inputs will be Canadian sourced apart from process equipment where approximately 50% will be sourced in Canada. Operating assumptions assumed more than 65% of costs are derived from reagents and consumables and more than $16 million annually in labour costs.
The scoping study was conducted in partnership with the Government of Canada, the Government of Ontario, Glencore plc and Talon Metals. The consortium is collaborating on engineering, permitting, socio-economic and cost studies associated with the construction of a nickel sulfate plant as well as a pCAM plant adjacent to the Refinery. The Company believes this vision will result in the creation of an integrated, localized and environmentally sustainable battery materials park in Ontario for the electric vehicle market.
The study does not constitute a scoping study within the definition employed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as it relates to a standalone industrial project and does not concern a mineral project. As a result, disclosure standards prescribed by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) are not applicable to the scientific and technical disclosure in the study. Any references to scoping study, prefeasibility study or feasibility study by Electra, in relation to the refinery development, are not the same as terms defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves, and used in NI 43-101.
Update Regarding Impact of COVID-19 on Operations
The Corporation’s business and the anticipated timing and cost of development work and applicable milestones have not been significantly impacted by COVID-19 to date. Work programs related to engineering, metallurgical testing and environmental permitting have continued on schedule and management functions have been able to continue effectively remotely.
The Corporation’s operations, financial condition, cash flows and financial performance have also not been significantly impacted by COVID-19 to date. As the Corporation is not yet operating any mine or facility, the Corporation has not yet had any production or operating cash flow.
Also as the Corporation does not yet operate a mine or facility, neither has COVID-19 had an impact on productivity and the timing or cost of work. The Corporation has proceeded with commercial discussions during the COVID-19 pandemic and facilitated site visits while following various COVID-19-related protocols.
Despite the limited effects of the COVID-19 pandemic on the Corporations’ business to date, the effects on the Corporation of the pandemic in the context of global spread, limited vaccine availability globally, and the development of virus variants, including variants that may be more contagious than existing variants, is unknowable. See “Risk Factors” in this Prospectus Supplement and in the AIF.
Updates as to Uses of Proceeds from Recent Financings
The Corporation raised aggregate net proceeds of approximately US$52.5 million pursuant to the concurrent offering of the Corporation’s existing 6.95% senior secured convertible notes due December 2026 (collectively, the “Existing Notes”) and a public offering of Common Shares completed in September 2021, and the issuance of a second tranche of Existing Notes pursuant to the exercise of an investor option completed in October 2021. The Corporation also has a continuous “at-the-market” offering of Common Shares (the “ATM Offering”) in place pursuant to an amended and restated Equity Distribution Agreement dated May 17, 2022 between the Corporation and CIBC World Markets Inc. and CIBC World Markets Corp., as placement agents in Canada and the United States. The Corporation intended to use the net proceeds from the ATM Offering, if any, for Refinery growth initiatives, exploration of the Iron Creek Project, and for general corporate purposes. The net proceeds from the ATM Offering were not determinable in light of the nature of the distribution. From May 17, 2022 to the date of this Prospectus Supplement, the Corporation has issued a total of 122,500 Common Shares on the TSXV at an average price of $4.43 per Common Share and 131,970 Common Shares on the Nasdaq at an average price of US$3.19 under the ATM Offering, for gross proceeds of $527,484.87 and US$427,654.82.

A comparison of the proposed use of proceeds of the offering of Existing Notes and public offering completed in September 2021 to the actual use of proceeds is provided in the table below. As there was no certainty of the additional US$7.5 million tranche of Existing Notes issued in October 2021 at the date the use of proceeds was disclosed, the use of proceeds did not contemplate the issuance of US$7.5 million principal amount of additional Existing Notes.
Use of Proceeds	Approximate Amount (US$)	Actual to Date (C$)
Refinery Advancement
Equipment, infrastructure and direct costs	$37,106,451	$30,792,414
Engineering and project management	$5,000,000	$9,636,778
Total:	$42,106,451	$40,429,192
Refinery growth initiatives, Iron Creek & Overheads	—	$10,089,000
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
The Offering consists of 2,345,000 Units, with each Unit consisting of one Unit Share and one Warrant. Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of US$3.10 (the “Exercise Price”) for a period of three years following the Closing Date. The Units will not be certificated and the Units will immediately separate into Unit Shares and Warrants upon issuance.
Common Shares
The Corporation is authorized to issue an unlimited number of Common Shares. As of November 9, 2022, there were 32,828,973 Common Shares issued and outstanding.
The Unit Shares and Warrant Shares are Common Shares and therefore have all of the rights, privileges, restrictions and conditions of other Common Shares of the Corporation. Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Corporation, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Corporation (the “Board”) at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis, the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.
Assuming completion of the Offering, there will be an aggregate of 35,173,973 Common Shares issued and outstanding, not including any Common Shares issuable upon exercise of any Warrants or Broker Warrants.
Warrants
The Warrants will be governed by the terms of a warrant indenture (the “Warrant Indenture”) to be entered into on the Closing Date between the Corporation and the warrant agent thereunder, currently anticipated to be TSX Trust Company, at its principal offices in Toronto, Ontario (the “Warrant Agent”). Prior to the closing of the Offering, the Corporation may name any other agent with respect to the Warrants.
The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants, which will be filed on SEDAR under the issuer profile of the Corporation at www.sedar.com and with the SEC at www.sec.gov.
Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Warrant Share upon payment of the Exercise Price for a period of three years following the Closing Date. The Exercise Price for the Warrants will be payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and the Exercise Price per security upon the occurrence of certain events, including:
(a)
the issuance of Common Shares or securities exercisable, exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of any outstanding Warrants);

(b)
the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)
the consolidation, reduction or combination of the Common Shares into a lesser number of shares;

(d)
the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, of Common Shares on such record date; and

(e)
the issuance or distribution to all or substantially all of the holders of Common Shares of shares of the Corporation of any class (other than Common Shares), rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares, or cash, securities or any property or other assets, including evidences of indebtedness.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities or other property issuable upon the exercise of the Warrants and/or the Exercise Price per security upon the occurrence of certain additional events, including:
(a)
the reclassification of the Common Shares;

(b)
the consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change or exchange of the Common Shares into or for other shares, securities or property); or

(c)
the transfer of the Corporation’s undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the Exercise Price or number of Warrant Shares will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the Exercise Price or a change in the number of Warrant Shares purchasable upon exercise by at least one one-hundredth (1/100th) of a Common Share, as the case may be.
The Corporation will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Corporation will give notice to Warrant holders of certain stated events, including events that would result in an adjustment to the Exercise Price or the number of Warrant Shares issuable upon exercise of the Warrants.
No fraction of a Warrant Share will be issued upon the exercise of a Warrant and no cash payment will be made in lieu thereof. Warrant holders are not entitled to any voting rights or any other rights conferred upon a person as a result of being a holder of Common Shares. Holders of Warrants are entitled only to receive the Common Shares subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.
From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that is not prejudicial to the interests of the holders of Warrants as a group or the Warrant Agent, and providing for the issuance of additional Warrants. Any amendment or supplement to the Warrant Indenture that prejudicially affects the interests of the holders of Warrants as a group may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either (a) passed at a meeting of the holders of Warrants at which there are at least two Warrant holders present in person or represented by proxy representing at least 20% of the aggregate number of the then outstanding Warrants (or, if such meeting is adjourned in accordance with the provisions of the Warrant Indenture as a result of not satisfying such quorum requirement, passed by the holders of Warrants present in person or represented by proxy at such adjourned meeting) and passed by the affirmative vote of holders of Warrants representing not less than 66 2∕3% of the aggregate number of all the then outstanding Warrants represented at the meeting (or adjourned meeting, if applicable) and voted on the poll for such resolution, or (b) adopted by an instrument in writing signed by the holders of not less than 66 2∕3% of the aggregate number of all the then outstanding Warrants.
The Corporation will apply to list the Unit Shares and the Warrant Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Corporation has also notified Nasdaq regarding the issuance of the Units in accordance with the Nasdaq rules.
CONSOLIDATED CAPITALIZATION
There have not been any material changes in the share and loan capital of the Corporation, on a consolidated basis, since June 30, 2022.
As a result of the Offering, the shareholder’s equity of the Corporation will increase by the amount of the net proceeds of the Offering and there will be 2,345,000 additional Common Shares and 2,345,000 Warrants issued and outstanding. Upon completion of the Offering, there will be an aggregate of 35,173,973 Common Shares issued and outstanding (not including any Common Shares issuable upon exercise of any Warrants or Broker Warrants), US$36,000,000 million principal amount of Existing Notes outstanding, as well as 2,345,000 Warrants exercisable for Common Shares and 140,700 Broker Warrants exercisable for Units.
USE OF PROCEEDS
The net proceeds of the Offering, after deducting the Agents’ Fee of US$330,645 and the expenses of the Offering (estimated to be US$500,000), are estimated to be US$4,680,105.
The Corporation expects the net proceeds of the Offering will be used for the advancement of the Refinery and for general corporate purposes as set forth below:
Use of Proceeds	Approximate Amount (US$)	Approximate Amount (C$)
Refinery Advancement
Equipment, infrastructure, and direct costs	$3,042,068	$4,076,371
Engineering and project management	$1,638,037	$2,194,969
Total:	$4,680,105	$6,271,340
Working Capital
As of June 30, 2022, the Corporation had approximately $40,711,000 in cash and approximately $34,523,000 in working capital. As of the date of this Prospectus Supplement, the Corporation had approximately $16,135,000 in cash and approximately $17,000,000 in working capital. Other than as disclosed in the Interim Financial Statements, the Corporation does not have any current non-contingent resources with which to fund operations.
Negative Cash Flows
The Corporation generates no operating revenue from the exploration activities on its property interests and therefore has negative cash flow from operating activities. To the extent that the Corporation has negative cash flows in future periods in excess of the net proceeds of the Offering, it may need to deploy a portion of net proceeds from the Offering to fund such negative cash flow.
While the Corporation currently anticipates that it will use the net proceeds of the Offering as set forth above, the Corporation may re-allocate the net proceeds of the Offering from time to time, giving consideration to its strategy relative to the market, development and changes in the industry and regulatory landscape, as well as other conditions relevant at the applicable time. Overall, management of the Corporation will have broad discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure, and pending their use, the Corporation may invest the net proceeds of the Offering in a manner that does not produce income or that loses value. See “Risk Factors”.
Business Objectives & Milestones
The Corporation is working towards restarting the Refinery as the first phase in a multi-phase strategy to create North America’s only integrated battery materials park. The Refinery is in construction and has begun commissioning and is expected to commence operations in the spring of 2023.
To meet growing customer demand, the Corporation is also evaluating a second refinery in the province of Québec by 2025-26, which could source cobalt from the Iron Creek Project.
The Corporation is also developing black mass battery recycling capabilities to recover lithium, nickel, cobalt, graphite, and copper. A demonstration plant is expected to be commissioned in the fall of 2022 to validate the Corporation’s proprietary flow sheet, with commercialization anticipated in 2023-24.
Electra’s other growth opportunities include the construction of a battery grade nickel refinery and a manganese refinery, to establish a fully integrated battery materials park with a third-party cathode pCAM manufacturer.
More detailed information regarding the business of the Corporation can be found in the Shelf Prospectus, the AIF and other documents incorporated by reference herein and therein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference”.
Readers are strongly encouraged to carefully read all of the risk factors contained herein and in the Shelf Prospectus, the AIF and other documents incorporated or deemed to be incorporated by reference herein or therein. The Corporation’s business, financial condition, results of operations, cash flows and prospects are subject to the risks and uncertainties described therein and to additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that the Corporation currently deems to be immaterial.
PLAN OF DISTRIBUTION
Pursuant to the Agency Agreement, the Corporation has appointed Cantor Fitzgerald Canada Corporation as Lead Agent, and each of Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, A.G.P./Alliance Global Partners, Desjardins Securities Inc., Paradigm Capital Inc. and Red Cloud Securities Inc., as Agents, and the Agents have agreed to act, as agents to offer for sale on a “best efforts” basis, a total of 2,345,000 Units at the Offering Price of US$2.35 per Unit, payable in cash to the Corporation against delivery of the Unit Shares and Warrants comprising the Units on the Closing Date. In consideration for its services in connection with the Offering, the Agents will be paid the Agents’ Fee equal to 6.0% of the gross proceeds of the Offering. As additional consideration for the Agents’ services performed under the Agency Agreement, the Corporation shall issue to the Agents (in such name or names as the Agents may direct in writing) the Broker Warrants exercisable to acquire that number of Units as is equal to 6.0% of the number of Units issued in the Offering. The Corporation has also agreed to reimburse the Agents for certain expenses incurred in connection with the Offering. The Offering Price and the issuance, exercise price and other terms of the Warrants were determined by negotiation between the Corporation and the Lead Agent with reference to the prevailing market price of the Common Shares. This Prospectus Supplement qualifies the distribution of the Broker Warrants.
The obligations of the Agents under the Agency Agreement are subject to certain closing conditions and may be terminated at its discretion on the basis of “due diligence out”, “market out”, “disaster out”, “material adverse change out”, “regulatory out” and “breach out” provisions in the Agency Agreement and may also be terminated upon the occurrence of certain other stated events. While the Agents have agreed to use their commercially reasonable best efforts to sell the Units, the Agents are not obligated to purchase Units which are not sold.

The Corporation has also agreed, pursuant to the Agency Agreement, to indemnify the Agents and their affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Agents or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Agents may have to make because of such liabilities.
The Units will be offered by the Agents in each of the provinces of Canada, except Québec, and in the United States pursuant to the MJDS by certain affiliates of the Agents and, subject to applicable law and the Agency Agreement, certain jurisdictions outside of Canada and the United States. H.C. Wainwright and A.G.P. are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Units in the United States and will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada. Subject to applicable law, the Agents may offer to sell the Units outside of Canada and the United States.
The Corporation will apply to list the Unit Shares, Warrants Shares, the Unit Shares comprising part of the Units issuable on exercise of the Broker Warrants, as well as the Warrant Shares underlying the Warrants comprising part of the Units issuable on exercise of the Broker Warrants, on the TSXV and give notice of the Offering to Nasdaq. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. See “Risk Factors”.
Pursuant to policies of certain Canadian securities regulatory authorities, the Agents may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Agents may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Common Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Units may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time.
The Corporation has agreed in the Agency Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Corporation for a period of 90 days from the Closing Date, without the prior written consent of the Agent, such consent to not be unreasonably withheld or delayed.
The Corporation has agreed to use its reasonable efforts to cause each director and officer of the Corporation to enter into lock-up agreements in favor of the Agents evidencing their agreement not to, for a period of 90 days following the Closing Date, without the prior written consent of the Lead Agent, which consent is not to be unreasonably withheld, issue, offer, sell (including any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly any Common Shares or other securities of the Corporation held by them, directly or indirectly or under their control or direction, other than as permitted under the terms of the lock-up agreements.
The Agents, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Agents in accordance with the terms and conditions contained in the Agency Agreement, and subject to the approval of certain legal matters in Canada on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Bennett Jones LLP, and certain legal matters in the United States on behalf of the Corporation by Troutman Pepper Hamilton Sanders LLP and on behalf of the Agents by King & Spalding LLP.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about November 15, 2022, which will be the fourth business day following the pricing of the Offering. Since trades in the stock market generally settle in two business days, purchasers who wish to trade Unit Shares or Warrants prior to the delivery of the Unit Shares and Warrants hereunder will be required, by virtue of the fact that the Offering will settle four business days following pricing of the Offering, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Units who wish to trade the Unit Shares or Warrants prior to their date of delivery hereunder should consult their advisors.
There is no existing trading market through which the Warrants may be sold and purchasers may not be able to resell such Warrants purchased. The Corporation does not plan on making an application to list the Warrants on the TSXV, Nasdaq or any other securities exchange or other trading system. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation. No assurances can be given that a market for trading in such Warrants will develop or as to the liquidity of any such market. See “Risk Factors”.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) that generally apply to a purchaser who acquires Units as beneficial owner pursuant to the Offering and who, at all relevant times and for purposes of the Tax Act: (i) will acquire and hold the Unit Shares, Warrants and Warrant Shares issuable on the exercise of the Warrants as capital property, (ii) deals at arm’s length with the Corporation and the Agents, and (iii) and is not affiliated with the Corporation or the Agents (a “Holder”).
Generally, Unit Shares, Warrant Shares and Warrants will be considered to be capital property to a Holder, provided the Holder does not hold Unit Shares, Warrant Shares and Warrants in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act, (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act; (iv) that has made a functional currency reporting election under section 261 of the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (v) that has entered into, or will enter into, a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Unit Shares, Warrant Shares or Warrants; or (vi) that receives dividends on Unit Shares or Warrant Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). This summary does not address the deductibility of interest by a Holder who has borrowed money to acquire Units. Such Holders should consult their own tax advisors.
Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, and is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident person or a group of persons comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of purchasing Units pursuant to the Offering.
This summary is based on the current provisions of the Tax Act and the Regulations in force on the date hereof, all specific proposals to amend the Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Prospectus Supplement (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative practices or assessing policies of CRA, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this summary.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Units. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.
Allocation of Offering Price
The Offering Price must be allocated on a reasonable basis between the Unit Share and the Warrant comprising a Unit to determine the cost of each to the Holder for purposes of the Tax Act. For its purposes, the Corporation intends to allocate US$2.00 of the Offering Price as consideration for the issue of each Unit Share and US$0.35 of the Offering Price as consideration for the issue of each Warrant acquired as part of a Unit.
The Corporation believes that such allocation is reasonable but such allocation will not be binding on the CRA or a Holder, and the Corporation and counsel express no opinion with respect to such allocation. A Holder’s adjusted cost base of a Unit Share acquired as part of a Unit will be determined by averaging the cost of such Unit Share with the adjusted cost base of all Common Shares of the Corporation (if any) held by the Holder as capital property immediately before such acquisition.
Exercise of Warrants
A Holder will not realize a gain or loss upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the Exercise Price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Corporation (if any) held as capital property immediately before the exercise of the Warrant.
Taxation of Resident Holders
The following portion of this summary only applies to a Holder who, for the purposes of the Tax Act, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder whose Unit Shares or Warrant Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Unit Shares and Warrant Shares, and every other “Canadian security” (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.
Expiry of Warrants
The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading “Capital Gains and Capital Losses”.
Dividends
Dividends received or deemed to be received on the Unit Shares or Warrant Shares will be included in computing a Resident Holder’s income. In the case of an individual (and certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules that apply in respect of “taxable dividends” received from “taxable Canadian corporations” (as such terms are defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the

Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.
Dividends received or deemed to be received on the Unit Shares or Warrant Shares by a Resident Holder that is a corporation will be included in computing its income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
A Resident Holder that is a “private corporation” as defined in the Tax Act or a “subject corporation” as defined in subsection 186(3) of the Tax Act may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Unit Shares or Warrant Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. Such Resident Holders should consult their own tax advisors in this regard.
Disposition of Unit Shares, Warrants and Warrant Shares
A Resident Holder who disposes, or is deemed to dispose, of a Unit Share (other than on a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), Warrant Share (other than on a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), or a Warrant (other than on the exercise thereof) generally will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Unit Shares, Warrants or Warrant Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.
Capital Gains and Capital Losses
Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.
The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Unit Share or Warrant Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Unit Shares or Warrant Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. The Proposed Amendments announced by the Minister of Finance on April 7, 2022 and contained in draft legislation dated August 9, 2022 propose to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in the Proposed Amendments. Such Resident Holders should consult their own tax advisors.
Alternative Minimum Tax
Generally, a Resident Holder that is an individual (and certain trusts) that receives or is deemed to have received taxable dividends on the Units Shares or Warrant Shares or realizes a capital gain on the disposition or deemed disposition of the Units Shares, Warrants or Warrant Shares may be liable for alternative minimum tax under the Tax Act. Resident holders should consult their own tax advisors with respect to the application of alternative minimum tax.
Taxation of Non-Resident Holders
The following portion of this summary only applies to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Unit Shares, Warrants or Warrant Shares in the course of a business carried on or deemed to be carried on in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.
Dividends
Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Unit Shares or Warrant Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns at least 10% of the voting stock of the Corporation. Non-Resident Holders should consult their own tax advisors regarding the application of the Treaty or any other tax treaty.
Disposition of Unit Shares, Warrants and Warrant Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Unit Share, a Warrant or a Warrant Share unless the Unit Share, Warrant or Warrant Share, as the case may be, constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
Provided that the Unit Shares and Warrant Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes Tier 1 and 2 of the TSXV and Nasdaq), at the time of disposition, the Unit Shares, Warrants, and Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by, or belonged to, any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder, or a person described in (b), holds a membership interest directly, or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, the Unit Shares, Warrants, and Warrant Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Unit Shares, Warrants, or Warrant Shares constitute “taxable Canadian property” in their own particular circumstances.
In the event that a Unit Share, Warrant or Warrant Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Taxation of Resident Holders — Disposition of Unit Shares, Warrants and Warrant Shares” and “Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder. Non-Resident Holders whose Unit Shares, Warrants or Warrant Shares are taxable Canadian property should consult their own tax advisors.
THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF UNITS AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF UNITS.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of material U.S. federal income tax consequences of the acquisition, ownership, exercise, and disposition of the Units, Unit Shares, Warrant Shares, and Warrants (collectively, the “Securities”) that are applicable to a U.S. Holder, as defined below, that acquires the Securities pursuant to this Prospectus Supplement. The holder of a Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying components of the Unit, namely one Unit Share and one-half of one Warrant. As a result, the discussion below with respect to actual holders of Unit Shares and Warrants should also apply to holders of Units (as the deemed owners of the underlying Unit Shares and Warrants that comprise the Units). This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Securities as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, directly or through attribution, 10 percent or more of the total combined voting power of all classes of Corporation stock entitled to vote or 10 percent or more of the total value of shares of all classes of Corporation stock. In addition, this discussion of the U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding the Securities as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquired the Securities through the exercise or cancellation of employee stock options or otherwise as compensation for their services; persons required to accelerate the recognition of any item of gross income with respect to the Securities as a result of such income being recognized on an applicable financial statement; U.S. expatriates; persons subject to the alternative minimum tax; persons that generally mark their securities to market for U.S. federal income tax purposes; dealers or traders in securities or currencies; or holders whose functional currency is not the U.S. dollar.
This discussion does not address estate and gift tax, any U.S. federal tax other than income tax, or tax consequences under any state, local or foreign laws.
For purposes of this section, a “U.S. Holder” is a beneficial owner of the Securities that is: (i) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If a partnership or other pass-through entity is a beneficial owner of the Securities, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Securities is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Securities.
The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Corporation has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.
The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Securities and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Securities.
Allocation of Purchase Price and Characterization of a Unit
No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for U.S. federal income tax purposes as the acquisition of one Unit Share and one-half of one Warrant. We intend to treat the acquisition of a Unit in this manner and, by purchasing a Unit, you will agree to adopt such treatment for tax purposes. For U.S. federal income tax purposes, each holder of a Unit must allocate the purchase price paid by such holder for such Unit between the one Unit Share and the one-half of one Warrant based on the relative fair market value of each at the time of issuance. Each investor must make his or her own determination of such value based on all the relevant facts and circumstances. The price allocated to the Unit Share and Warrant should be the stockholder’s tax basis in such Unit Share or Warrant, as the case may be. Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of the one Unit Share and one-half of one Warrant comprising the Unit, and the amount realized on the disposition should be allocated between the one Unit Share and one-half of one Warrant based on their respective relative fair market values at the time of disposition (as determined by each such Unit holder based on all relevant facts and circumstances).
The foregoing treatment of the Unit and a holder’s purchase price allocation are not binding on the Internal Revenue Service (“IRS”) or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.
Exercise, Disposition or Expiration of Warrants
Exercise of Warrants
A U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (i) such U.S. Holder’s tax basis in such Warrant plus (ii) the exercise price paid by such U.S. Holder on the exercise of such Warrant. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should generally begin on the date following the date of exercise of the Warrant, and should not include any period for which the U.S. Holder held the Warrant. The U.S. federal income tax treatment of a cashless exercise of a Warrant is uncertain. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of any cashless exercise of a Warrant and the tax basis in, and the holding period for, the Warrant Share received on such exercise.
Sale or Other Taxable Disposition of Warrants
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, any such gain or loss generally will be a capital gain or loss which will be long-term capital gain or loss if the Warrant is held for more than one year.
Expiration of Warrants Without Exercise
Upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants
An adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Corporation, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Corporation). An adjustment made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants generally should not be considered to result in a constructive distribution. Each U.S. Holder is urged to consult its own tax advisor regarding the proper treatment of any adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants or an adjustment to the exercise price of the Warrants.
Ownership and Disposition of Units Shares or Warrant Shares
The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Considerations”.
Distributions
Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Corporation (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Corporation in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Corporation will not be eligible for the dividends received deduction allowed to corporations.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its common shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC for either the taxable year in which the dividend is paid or the preceding taxable year. The Unit Shares comprising a Unit are readily tradable on the Nasdaq, an established securities market in the United States, and the Corporation may be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules, a non-corporate U.S. Holder may qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
To the extent that a distribution exceeds the amount of the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in the Securities held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Securities), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Corporation may not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Securities will be treated as dividends for U.S. federal income tax purposes.
In general, any Canadian withholding tax imposed on dividend payments in respect of the Warrant Shares or Unit Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on the Unit Shares or Warrant Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes.

The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale, Exchange or Other Taxable Disposition of Unit Shares and Warrant Shares
A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of the Warrant Shares or Unit Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Warrant Shares or Unit Shares, respectively. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Warrant Shares or Unit Shares for more than one year. For individual U.S. Holders, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, realized upon a sale, exchange or other taxable disposition of the Warrant Shares or Unit Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Unit Shares or Warrant Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.
Passive Foreign Investment Company Considerations
Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (i) at least 75 percent of its gross income is “passive” income, which generally includes dividends, interest, rents or royalties (other than certain rents or royalties earned in the conduct of an active business) and investment gains (the “income test”) or (ii) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock.
The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Based on the composition of the Corporation’s income and the value of its assets, the Corporation believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Corporation expects that it may cease being classified as a PFIC once it begins to generate cash flow from operations. The Corporation’s status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Corporation will be classified as a PFIC for the current taxable year or for any future taxable year. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds the Securities, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether the Corporation continues to meet the income or asset test discussed above.
If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds the Securities, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of the Securities or upon the receipt of certain distributions treated as “excess distributions,” regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to the Securities during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to the Securities during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Securities. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Securities rateably over its holding period for the Securities. For purposes of the PFIC rules, a U.S. Holder will be deemed to have a holding period relating to the Warrant Shares which includes the period the U.S. Holder held the corresponding Warrants. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax. As described below under “Information Reporting and Backup Withholding,” if the Corporation were classified as a PFIC, such U.S. Holders would generally be required to file IRS Form 8261.
Certain additional tax rules will apply to a U.S. Holder for any taxable year in which the Corporation is treated as a PFIC with respect to such U.S. Holder and any of the Corporation’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in us.
If the Corporation were classified as a PFIC, certain elections could be available to mitigate the consequences described above. If the Unit Shares or Warrant Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Unit Shares or Warrant Shares will constitute “marketable stock” for purposes of the PFIC rules. The Corporation expects that the Unit Shares or Warrant Shares but not the Warrants, will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. A U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of the Unit Shares or Warrant Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Unit Shares or Warrant Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in the Unit Shares or Warrant Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in the Unit Shares or Warrant Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Unit Shares or Warrant Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. Warrants are not expected to be “marketable stock” and, accordingly, a mark-to-market election is not expected to be available for the Warrants. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.
The PFIC tax rules outlined above also would not apply, and different rules would apply, to a U.S. Holder that elected to treat the Corporation as a “qualified electing fund” or “QEF”. An election with respect to Unit Shares or Warrant Shares to treat the Corporation as a QEF will not be available, however, if the Corporation does not provide the information necessary to make such an election. A QEF election may not be made with respect to the Warrants. For any taxable year in which the Corporation determines that it was likely a PFIC, the Corporation intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” for such taxable year with respect to the Corporation and, if applicable, any Subsidiary PFIC in which it owns more than 50% of such subsidiary’s total aggregate voting power. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Corporation and, if applicable, any Subsidiary PFIC. If a U.S. Holder that exercises Warrants properly makes a QEF Election with respect to the newly acquired Warrant Shares, the QEF Election will apply to the newly acquired Warrant Shares. Notwithstanding the foregoing, the adverse tax consequences relating to PFIC status, adjusted to take into account the current income inclusions resulting from the QEF Election, will continue to apply with respect to such newly acquired Warrant Shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants) for the pre-QEF Election period, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold its Warrant Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Warrant Shares acquired upon the exercise of the Warrants. U.S. Holders are urged to consult their tax advisers as to the application of the rules governing purging elections to their particular circumstances.
A QEF Election made with respect to the Corporation will not apply to any Subsidiary PFIC; a QEF Election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF Election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual). U.S. Holders are urged to consult their own tax advisor regarding the manner and consequences of making a QEF election.
Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC, such option, warrant or right is considered to be PFIC stock also subject to these default rules discussed above. However, a U.S. Holder generally may not make a QEF election or mark-to-market election with respect to warrants. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquired stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held. Thus, this will impact the availability of a timely QEF election or mark-to-market election with respect to Warrants and any Warrant Shares. Because of the complexity and uncertainty of the treatment of warrants under the PFIC rules, each U.S. Holder should consult his own tax advisor regarding the application of the PFIC rules to the Warrant Shares acquired upon an exercise of Warrants and the availability of, and procedure for making, a qualifying election with respect to Warrant Shares.
As discussed above in “Distributions,” notwithstanding any election made with respect to the Unit Shares or Warrant Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Unit Shares or Warrant Shares will not qualify for reduced rates of taxation.
Receipt of Foreign Currency
The gross amount of any distribution in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Additional Tax on Passive Income
U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the Securities may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding
In general, dividends paid to a U.S. Holder in respect of the Securities and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of the Securities within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a Corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Securities. U.S. Holders should also be aware that if the Corporation or any Subsidiary PFIC were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Securities and their particular situations.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN UNITS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
ELIGIBILITY FOR INVESTMENT
In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Corporation, and Bennett Jones LLP, Canadian counsel to the Agents, based on the current provisions of the Tax Act and the Regulations thereunder, in force as of the date hereof, the Unit Shares, Warrants and Warrant Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as “Registered Plans”) or deferred profit sharing plan (“DPSP”), each as defined in the Tax Act, at the time of the acquisition of such Unit Shares, Warrants and Warrant Shares, provided that at such time:
(i)
in the case of the Unit Shares and the Warrant Shares, the Unit Shares or Warrant Shares, as applicable, are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Tiers 1 and 2 of the TSXV and Nasdaq) or the Corporation qualifies as a “public corporation” (as defined in the Tax Act); and

(ii)
in the case of the Warrants, the Warrant Shares are qualified investments as described in (i) above and neither the Corporation, nor any person with whom the Corporation does not deals at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Unit Shares, Warrant Shares or Warrants held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. A Unit Share, Warrant Share or Warrant generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. In addition, the Unit Shares and Warrant Shares will generally not be a “prohibited investment” if such securities are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the Registered Plan.

Prospective purchasers who intend to hold Unit Shares, Warrants or Warrant Shares in a Registered Plan or DPSP should consult their own tax advisors regarding their particular circumstances.
PRIOR SALES
The following tables set forth details regarding issuances of Common Shares and issuances of securities convertible into or exchangeable, redeemable or exercisable for Common Shares by the Corporation during the 12-month period before the date of this Prospectus Supplement up to November 9, 2022.
Corporation Securities Issuances
Date	Type of Security Issued	Issuance/ Exercise/ Conversion Price per Security	Number of Securities
October 17, 2022	Common Shares(2)	US$2.9019	6,550
October 14, 2022	Common Shares(2)	US$2.9803	3,400
October 13, 2022	Common Shares(2)	US$2.9595	3,900
October 12, 2022	Common Shares(2)	US$2.9708	2,900
October 12, 2022(6)	Common Shares(2)	C$4.2057	3,000
October 11, 2022(6)	Common Shares(2)	C$4.2868	3,100
October 10, 2022	Common Shares(2)	US$3.0965	1,120
October 10, 2022	Common Shares(2)	US$2.9911	2,500
October 7, 2022	Common Shares(2)	US$3.1259	3,200
October 7, 2022(6)	Common Shares(2)	C$4.2392	4,600
October 6, 2022	Common Shares(2)	US$3.1184	7,100
October 6, 2022(6)	Common Shares(2)	C$3.9522	900
October 5, 2022(6)	Common Shares(2)	C$3.9078	6,000
October 4, 2022	Common Shares(2)	US$2.8286	5,200
October 4, 2022	Common Shares(2)	US$2.812	500
October 4, 2022	Common Shares(2)	C$4.0187	5,700
October 3, 2022	Common Shares(2)	US$2.8868	4,400
October 3, 2022(6)	Common Shares(2)	C$4.0394	3,400
October 3, 2022	Common Shares(2)	C$4.0384	5,000
September 30, 2022	Common Shares(2)	US$2.9229	4,900
September 30, 2022	Common Shares(2)	C$4.0344	9,900
September 29, 2022	Common Shares(2)	US$2.9326	5,925
September 29, 2022	Common Shares(2)	C$4.1129	12,600
September 28, 2022	Common Shares(2)	C$4.1447	3,600
September 28, 2022	Common Shares(2)	US$2.9299	6,900
September 27, 2022	Common Shares(2)	C$4.3435	3,100
September 27, 2022	Common Shares(2)	US$3.0443	18,801
September 6, 2022	Common Shares(2)	C$4.4303	1,500
September 6, 2022	Common Shares(2)	US$3.2269	3,800
September 2, 2022	Common Shares(2)	C$4.4047	1,500
September 2, 2022	Common Shares(2)	US$3.3236	2,925
September 1, 2022	Common Shares(2)	C$4.4275	1,800
September 1, 2022	Common Shares(2)	US$3.3644	1,400

Date	Type of Security Issued	Issuance/ Exercise/ Conversion Price per Security	Number of Securities
August 31, 2022	Common Shares(2)	C$4.4661	1,400
August 31, 2022	Common Shares(2)	US$3.4150	1,000
August 30, 2022	Common Shares(2)	C$4.4902	2,300
August 30, 2022	Common Shares(2)	US$3.3996	1,303
August 29, 2022	Common Shares(2)	C$4.5073	2,600
August 29, 2022	Common Shares(2)	US$3.4646	1,546
August 26, 2022	Common Shares(2)	C$4.6392	1,900
August 26, 2022	Common Shares(2)	US$3.4604	1,700
August 25, 2022	Common Shares(2)	C$4.5292	1,800
August 25, 2022	Common Shares(2)	US$3.4453	2,900
August 24, 2022	Common Shares(2)	C$4.4598	6,000
August 24, 2022	Common Shares(2)	US$3.5848	2,100
August 23, 2022	Common Shares(2)	C$4.5708	5,200
August 23, 2022	Common Shares(2)	US$3.5274	1,200
August 22, 2022	Common Shares(2)	C$4.8241	2,800
August 22, 2022	Common Shares(2)	US$3.4150	1,600
August 19, 2022	Common Shares(2)	C$4.9900	100
August 19, 2022	Common Shares(2)	US$3.5383	2,200
August 18, 2022	Common Shares(2)	C$4.9050	600
August 18, 2022	Common Shares(2)	US$3.7588	31,100
June 10, 2022	Common Shares(2)	C$4.9400	1,900
June 9, 2022	Common Shares(2)	C$4.9232	3,100
June 8, 2022	Common Shares(2)	C$4.9200	100
June 6, 2022	Common Shares(2)	C$4.2057	3,000
June 3, 2022	Common Shares(2)	C$4.2868	3,100
June 1, 2022	Common Shares(2)	C$5.0028	1,800
May 31, 2022	Common Shares(2)	C$5.0204	2,500
May 24, 2022	Common Shares(2)	C$5.0015	5,300
May 13, 2022	Common Shares(2)	C$5.52	25,200
May 10, 2022	Common Shares(2)	C$5.21	1,400
May 9, 2022	Common Shares(2)	C$5.26	14,600
May 6, 2022	Common Shares(2)	C$5.31	12,100
May 5, 2022	Common Shares(2)	C$5.32	10,000
May 4, 2022	Common Shares(2)	C$5.51	21,400
May 3, 2022	Common Shares(2)	C$6.21	31,000
May 2, 2022	Common Shares(2)	C$5.71	13,700
May 2, 2022	Common Shares(3)	C$5.58	338,187
April 29, 2022	Common Shares(4)	C$2.52	23,141
April 29, 2022	Common Shares(4)	C$5.71	19,600
April 28, 2022	Common Shares(2)	C$5.93	33,300

Date	Type of Security Issued	Issuance/ Exercise/ Conversion Price per Security	Number of Securities
April 27, 2022	Common Shares(2)	C$5.92	14,500
April 26, 2022	Common Shares(2)	C$5.65	8,900
April 25, 2022	Common Shares(2)	C$5.76	17,400
April 22, 2022	Common Shares(2)	C$5.91	8,600
April 21, 2022	Common Shares(2)	C$6.41	10,900
April 20, 2022	Common Shares(3)	C$5.58	225,458
April 20, 2022	Common Shares(2)	C$6.34	19,500
April 19, 2022	Common Shares(4)	C$2.52	99,274
April 19, 2022	Common Shares(2)	C$5.91	9,800
April 18, 2022	Common Shares(2)	C$5.70	18,300
April 11, 2022	Options(1)	C$5.76	19,444
April 11, 2022	Performance Share Units(1)	C$5.76	18,056
April 11, 2022	Deferred Stock Units(1)	C$5.76	35,553
April 11, 2022	Restricted Stock Units(1)	C$5.76	11,389
April 5, 2022	Common Shares(3)	C$5.58	112,729
April 1, 2022	Common Shares(2)	C$5.22	5,000
March 31, 2022	Common Shares(2)	C$5.40	6,389
March 30, 2022	Common Shares(2)	C$5.40	4,011
March 29, 2022	Common Shares(2)	C$5.40	4,011
March 29, 2022	Common Shares(2)	C$2.70	3,704
March 28, 2022	Common Shares(2)	C$5.40	5,306
March 25, 2022	Common Shares(2)	C$5.40	10,417
March 24, 2022	Common Shares(2)	C$5.40	13,889
March 23, 2022	Common Shares(2)	C$5.22	7,250
March 22, 2022	Common Shares(2)	C$5.22	4,083
March 21, 2022	Common Shares(2)	C$5.22	5,417
March 18, 2022	Common Shares(2)	C$5.22	3,667
March 17, 2022	Common Shares(2)	C$5.22	5,194
March 16, 2022	Common Shares(2)	C$5.40	3,139
March 15, 2022	Common Shares(2)	C$5.40	4,861
March 14, 2022	Common Shares(2)	C$5.40	2,056
March 11, 2022	Common Shares(2)	C$5.40	3,750
March 10, 2022	Common Shares(2)	C$5.40	16,750
March 9, 2022	Common Shares(2)	C$5.22	7,778
March 8, 2022	Common Shares(3)	C$5.58	112,729
March 8, 2022	Common Shares(2)	C$5.40	5,694
March 7, 2022	Common Shares(2)	C$5.40	5,972
March 4, 2022	Common Shares(2)	C$5.40	8,267
March 3, 2022	Common Shares(2)	C$5.22	5,572
March 2, 2022	Common Shares(2)	C$5.22	6,500

Date	Type of Security Issued	Issuance/ Exercise/ Conversion Price per Security	Number of Securities
March 1, 2022	Common Shares(2)	C$5.22	556
February 22, 2022	Common Shares(2)	C$5.22	111
February 18, 2022	Common Shares(2)	C$5.40	2,917
February 17, 2022	Common Shares(2)	C$5.22	417
January 22, 2022	Common Shares(2)	C$5.58	3,000
January 21, 2022	Common Shares(2)	C$5.58	83
January 19, 2022	Options(1)	C$5.40	222,274
January 11, 2022	Common Shares(4)	C$2.52	926
December 9, 2021	Common Shares(3)	C$5.58	112,729
December 7, 2021	Common Shares(3)	C$5.58	112,729
December 1, 2021	Common Shares(5)	C$2.52	19,444
November 30, 2021	Common Shares(3)	C$5.58	112,729
November 19, 2021	Common Shares(3)	C$5.58	225,458
November 11, 2021	Common Shares(3)	C$5.58	225,458
November 8, 2021	Common Shares(3)	C$5.58	112,729
November 8, 2021	Common Shares(5)	C$2.52	19,444
November 8, 2021	Options(1)	C$6.30	13,889
November 8, 2021	Restricted Stock Units(1)	C$6.30	2,778
November 8, 2021	Deferred Stock Units(1)	C$6.30	1,984

Notes:
(1)
Issued as annual grant to directors, officers, employees and advisors.

(2)
Issued pursuant to a continuous at-the-market offering pursuant to an amended and restated equity distribution agreement dated May 17, 2022 between the Corporation, CIBC World Markets Inc. and CIBC World Markets Corp.

(3)
Issued pursuant to the conversion of outstanding convertible notes.

(4)
Issued pursuant to the exercise of restricted stock units.

(5)
Issued pursuant to the exercise of options.

(6)
Reflects trade date rather than settlement date.

TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on each of the TSXV and Nasdaq under the symbol “ELBM”. The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on TSXV on a monthly basis for the 12-month period prior to the date of this Prospectus Supplement (Source: TSXV).

Period	High Trading Price	Low Trading Price	Volume
November 2021	$7.65	$5.22	2,380,716
December 2021	$6.48	$5.31	756,187
January 2022	$5.76	$4.59	797,085
February 2022	$5.40	$4.68	498,115
March 2022	$5.58	$5.04	836,841
April 2022	$6.98	$5.22	2,065,818
May 2022	$5.88	$4.40	1,591,148
June 2022	$5.05	$3.56	743,778
July 2022	$5.50	$3.27	798,212
August 2022	$5.67	$4.30	857,043
September 2022	$5.29	$3.80	869,670
October 2022	$4.37	$3.8	441,200
November 1 – 8, 2022	$4.10	$4.00	129,507
The following table sets forth the reported intraday high and low prices and the trading volume for the Common Shares on Nasdaq for the 12-month period prior to the date of this Prospectus Supplement. (Source: Nasdaq)
Period	High Trading Price		Low Trading Price		Volume
November 2021	US$	6.55	US$	4.25	1,354,459
December 2021	US$	5.30	US$	4.12	369,308
January 2022	US$	4.93	US$	3.60	654,913
February 2022	US$	4.32	US$	3.62	425,296
March 2022	US$	4.73	US$	3.95	529,082
April 2022	US$	5.58	US$	4.07	3,283,876
May 2022	US$	4.65	US$	3.33	3,678,288
June 2022	US$	4.02	US$	2.69	1,077,639
July 2022	US$	4.39	US$	2.54	1,167,675
August 2022	US$	4.50	US$	3.30	1,172,622
September 2022	US$	4.05	US$	2.75	2,939,344
October 2022	US$	3.21	US$	2.80	754,358
November 1 – 8, 2022	US$	3.09	US$	2.92	176,674
On November 8, 2022, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on TSXV was $4.10 and on Nasdaq was US$3.09.
RISK FACTORS
An investment in securities of the Corporation including the Units offered hereby is subject to certain risks, which should be carefully considered by prospective purchasers before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus currently and from time to time, investors should carefully consider the risk factors indicated below. Any one of such risk factors could materially adversely affect the Corporation’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Units and could cause actual events to differ materially from those described in forward-looking information and statements relating to the Corporation set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus.

Additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that the Corporation currently deems to be immaterial could have a material adverse effect on the Corporation’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Units. The Corporation cannot provide any assurances that it will successfully address any or all of these risks. Purchasers should carefully consider the risks described under the heading “Risk Factors” in the Shelf Prospectus and in the AIF. See “Documents Incorporated by Reference”.
The Corporation may not be able to meet Debt Service Obligations.
In the absence of conversion of the principal amount under the Existing Notes, the Corporation will be required to repay such principal amount to the holders of Existing Notes in full upon maturity, or earlier upon the occurrence of certain events. The debt is secured by substantially all of the Corporations’ material assets. The Company expects to use the net proceeds of the Offering to, among other things, construct the expanded Refinery, and that the debt will be serviced and repaid through cash flows generated from Refinery operations. In the event the Refinery is not constructed or sufficient cash flow from operations is not generated to repay the interest or principal obligations under the Existing Notes, there is a risk that the Corporation may not have sufficient available funds to meet its debt obligations and that the assets pledged to the trustee engaged for the benefit of the holders of Existing Notes may be transferred to such trustee.
There are many factors beyond the Corporation’s control that could cause the Corporation to not be able to generate sufficient cash to service its indebtedness, including the Existing Notes, and meet its other ongoing liquidity needs, and the Corporation may be forced to take other actions to satisfy its obligations under the Existing Notes, which may not be successful.
The Cobalt Supply Agreement is not a definitive agreement for the provision of cobalt to LG for cash.
The Cobalt Supply Agreement is agreement with respect to key commercial terms on which the parties intend to enter into a definitive supply agreement, not a definitive agreement with respect to the provision of cobalt to LG for cash. Until a definitive agreement exists, there is no enforceable or binding obligation on either party to purchase or deliver cobalt. Entering into a definitive agreement is subject to a number of conditions and factors, not all of which are in the Corporation’s control. If a definitive agreement is not entered into with respect to cobalt supply with LG on the terms described in the Cobalt Supply Agreement, or on terms different than those expressed therein, the Corporation will need to seek out additional customers for the purchase of cobalt sourced from the Refinery, and there may be other negative effects on the Corporation and on the value of Common Shares.
Financing required for the development of the Refinery may not be available on acceptable terms or at all, and may cause substantial dilution to shareholders.
The Corporation’s Refinery advancement will require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Corporation. Furthermore, if the Corporation raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing when needed could result in the Corporation being unable to meet specified timelines for the advancement of the Refinery and may lead to the indefinite postponement of the advancement of the Refinery. The cost and terms of such financing may also significantly reduce the expected benefits from the Refinery or render the Refinery uneconomic.
An investment in our equity securities will not provide a guaranteed return on investment.
There can be no assurance regarding the amount of income to be generated by the Corporation and there can be no guarantee that an investment in the Corporation will earn any positive return in the short term, long term, or at all. The Units are equity securities of the Corporation and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Corporation to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Units at any time in the future. The market value of the Units may deteriorate if the Corporation is unable to generate sufficient positive returns, and for macroeconomic and other factors that are outside the Corporation’s control. That deterioration may be significant. An investment in the Units is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.
Completion of the Offering is Subject to Conditions
The completion of the Offering remains subject to satisfaction of a number of conditions, including approval by the TSXV. There can be no certainty that the Offering will be completed.
We are currently in a challenging environment with respect to macroeconomic risks and global instability.
Political and economic instability (including the Russian invasion of Ukraine), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Corporation’s control. The macroeconomic environment remains challenging and the Corporation’s results of operations could be materially affected by such macroeconomic conditions. As an example, the COVID-19 global outbreak and efforts to contain it may have an impact on the Corporation’s business. The Corporation has implemented various safety measures onsite to ensure the safety of its employees and contractors. The Corporation continues to monitor the situation and the impact the virus may have on its projects. Should the virus spread, travel bans remain in place or should one of the Corporation’s team members or consultants become infected, the Corporation’s ability to advance its projects may be impacted. Similarly, the Corporation’s ability to obtain financing and the ability of the Corporation’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus. The overall global uncertainty related to COVID-19 may present other challenges that are not known at the current time, such as supply chain interruptions, potential delays in the procurement process, or alterations of business plans by the Corporation’s strategic partners.
Resource exploration and development is a speculative business and involves a high degree of risk.
Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on any of the Corporation’s mineral properties. There is no certainty that the expenditures to be made by the Corporation in the exploration of its mineral properties otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation including, but not limited to, the COVID-19 pandemic. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.
There is no assurance that the technical capabilities of the Refinery will be as we anticipate.
The Corporation’s strategic priority is the advancement of the Refinery, with significant metallurgical test work planned and a pilot plant work at third party facilities anticipated. There is no assurance that the outcomes of this test work and the results of the pilot plant work will be positive and that the Refinery will have the capabilities to produce specific end products. Furthermore, no assurance can be given that operating the Refinery will be economically viable. The Corporation will manage these risks through contracting technical experts on metallurgy and engineering to perform the required analysis and studies on the capability of the Refinery and its projected economics.
The Corporation is pre-operational company which currently has negative operating cash flow.
The Corporation is a pre-operations stage company with respect to the Refinery and an exploration stage company with respect to its mineral properties, and as a result has not to date generated cash flow from operations. The Corporation is devoting significant resources to the development of its assets, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project.
There can be no assurance that capital requirements will be obtained in the amount required or on terms satisfactory to the Corporation.
Historically, the Corporation’s capital requirements have been primarily funded through the sale of Common Shares and the issuance of the Existing Notes. Factors that could affect the availability of financing include the progress and results of refurbishment of the Refinery, levels of debts and security over the Corporation’s assets, customer arrangements, ongoing exploration at the Corporation’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the transition to EVs and the global cobalt markets generally. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.
Management will have broad discretion in the use of proceeds of the Offering.
Management will have broad discretion concerning the use of the net proceeds from the Offering and the timing of their expenditures. Depending on various factors, the intended use of net proceeds from the Offering may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the Offering. Management may use the net proceeds from the Offering in ways that an investor may not consider desirable if they believe it would be in the best interests of the Corporation to do so and could spend the proceeds in ways that do not improve the Corporation’s results of operations or enhance the value of the Common Shares. The results and the effectiveness of the application of proceeds from the Offering are uncertain. If the proceeds are not applied effectively, the Corporation’s business, financial condition, results of operations or prospects may suffer. Pending their use, the Corporation may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.
Our Common Shares are subject to various factors that have historically made share prices volatile.
Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the Corporation’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given time may not accurately reflect the long-term value of an investment in the Units.
In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm the Corporation’s profitability and reputation.
Future sales of our Common Shares in the market by the Corporation or shareholders may depress the market price of our Common Shares.
Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Corporation or its significant shareholders could depress the market price of the Common Shares and impair the Corporation’s ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Investors may be subject to additional dilution with future securities issuances by the Corporation.
The Corporation may issue additional securities in the future, which may dilute a shareholder’s holdings in the Corporation. The Corporation’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares may be issued by the Corporation on the exercise of options under the Corporation’s stock option plan and other equity compensation plans, and upon the exercise of outstanding warrants.
Given the speculative nature of an investment in the Units, investors may face the loss of their entire investment.
An investment in the Units is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.
There may not be an active liquid market for the Common Shares.
There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV, Nasdaq or otherwise. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.
There is no trading market for the Warrants.
The Warrants will not be listed on the TSXV or any other exchange. There is no existing trading market through which the Warrants may be sold and the Corporation cannot provide any assurance that an active trading market for the Warrants will develop. Accordingly, purchasers may not be able to resell such Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.
U.S. investors may find it difficult to enforce U.S. judgments against the Corporation.
The Corporation is incorporated under the laws of Ontario, Canada and the majority of the Corporation’s directors and officers are not residents of the United States. Because all or a substantial portion of the Corporation’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.
If the Corporation is characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.
U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Corporation is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Corporation’s income, expenses and assets from time to time and the nature of the activities performed by the Corporation’s officers and employees. The Corporation may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years. Prospective investors should carefully read the discussion below under the heading “Certain U.S. Federal Income Tax Considerations” for more information and consult their own tax advisors regarding the likelihood and consequences of the Corporation being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.
LEGAL MATTERS
Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Fasken Martineau DuMoulin LLP, Canadian counsel to the Corporation, and on behalf of the Agents by Bennett Jones LLP, Canadian counsel to the Agents. As of the date hereof, Fasken Martineau DuMoulin LLP, and its partners and associates, and Bennett Jones LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.
Certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Troutman Pepper Hamilton Sanders LLP and on behalf of the Agents by King & Spalding LLP.
INTERESTS OF EXPERTS
All scientific and technical information in this Prospectus Supplement, including that under the heading “Use of Proceeds”, has been reviewed and approved by Daniel Pace, a registered member of the Society for Mining, Metallurgy & Exploration and the Principal Geologist at Electra, who is a qualified person under National Instrument 43-101. As of the date hereof, Mr. Pace has beneficial ownership of less than one percent of the outstanding securities of the Corporation.
AUDITORS, TRANSFER AGENTS AND REGISTRARS
The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, located in Toronto, Ontario. KPMG has advised the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant United States professional and regulatory standards.
The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal office located in Toronto, Ontario.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC the U.S. Registration Statement on Form F-10 (File No. 333-264982) under the U.S. Securities Act with respect to the Units offered under this Prospectus Supplement. This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the U.S. Registration Statement, do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are contained in the exhibits to the U.S. Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Shelf Prospectus but contained in the U.S. Registration Statement is available on EDGAR under the Corporation’s profile at www.sec.gov. Reference is also made to the U.S. Registration Statement and the exhibits thereto for further information with respect to Electra, the Offering and the Units. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the U.S. Registration Statement. Each such statement is qualified in its entirety by such reference.
We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.
In an offering of warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is incorporated under, and governed by, the laws of Canada. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Electra, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favor of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.
Electra has filed with the SEC, concurrently with the filing of its U.S. Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Electra appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Electra in a U.S. court arising out of or related to or concerning the Offering of Units under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

AMENDMENT NO. 1 TO SHORT FORM BASE SHELF PROSPECTUS DATED
NOVEMBER 26, 2020
November 30, 2021
FIRST COBALT CORP.
$70,000,000
Common Shares
Warrants
Subscription Receipts
Units
The short form base shelf prospectus of First Cobalt Corp. (“First Cobalt” or the “Corporation”) dated November 26, 2020 (the “Prospectus”) is hereby amended by this amendment to increase the total offering price of the securities of the Corporation listed above (the “Securities”) that may be offered from time to time under the Prospectus from $20,000,000 to $70,000,000 (or the equivalent thereof in U.S. dollars or other currencies). In particular, the Prospectus is amended by deleting all references to “$20,000,000” contained within the Prospectus and substituting therefor “$70,000,000”. Capitalized terms used but not otherwise defined in this amendment have the meanings ascribed thereto in the Prospectus.
In addition, the Prospectus hereby amended by this amendment by:
(i)
deleting the reference to “the Corporation’s annual information form for the year ended December 31, 2019, dated August 5, 2020” in the fifth paragraph under the section titled “Cautionary Note Regarding Forward-Looking Statements” and replacing it with “the Corporation’s annual information form for the year ended December 31, 2020, dated April 15, 2021”; and

(ii)
deleting the second paragraph under the section titled “Documents Incorporated by Reference” and replacing it with the following:

“The following documents, filed by the Corporation with the securities commissions or similar authorities in certain of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the Annual Information Form;

(b)
the Corporation’s audited consolidated financial statements for the years ended December 31, 2020 and 2019, and related notes thereto, together with the independent auditor’s report thereon;

(c)
the management’s discussion and analysis for the year ended December 31, 2020;

(d)
the Corporation’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020 and related notes thereto;

(e)
the management’s discussion and analysis for the three and nine months ended September 30, 2021;

(f)
the material change report of the Corporation dated January 29, 2021 regarding the closing of the bought deal offering of Units at a price of $0.31 per Units for aggregate gross proceeds of $9,775,230;

(g)
the material change report of the Corporation dated April 5, 2021 regarding the amendment to the Glencore Loan Agreement;

(h)
the material change report of the Corporation dated September 2, 2021 regarding the closing of the US$37,500,000 principal amount of 6.95% senior secured convertible note offering (the “Note Offering”), and the brokered overnight-marketed public offering of Common Shares at a price of $0.25 per Common Share for aggregate gross proceeds of $9,537,500 (“Equity Offering”); and

(i)
the management information circular of the Corporation dated October 22, 2021 in connection with the annual general and special meeting of shareholders of the Corporation to be held on December 2, 2021.”

(iii)
deleting the paragraph under the section titled “Auditors” and replacing it with the following:

“KPMG LLP, Chartered Professional Accountants, are the independent auditors of the Corporation and are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.”
First Cobalt has distributed Units with an aggregate principal amount of $9,775,230 under the Prospectus. On February 22, 2021, First Cobalt also established an at-the-market equity program of up to $10,000,000 Common Shares under the Prospectus (the “ATM Program”), pursuant to which the Corporation raised an aggregate of $686,274.10. The ATM Program was terminated effective upon closing of the Note Offering and the Equity Offering. In connection with the Equity Offering, First Cobalt has also distributed Common Shares with an aggregate principal amount of $9,537,500 under the Prospectus. Following which, the Corporation is satisfied that it has sufficient cash resources to fund operations and planned construction over the next 12 months.
All information permitted under applicable law to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus. Each Prospectus Supplement will be incorporated by reference into the Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read the Prospectus (including any amendment thereto) and any applicable Prospectus Supplement carefully before you invest in any Securities.
Mr. C.L. “Butch” Otter, a director of the Corporation, and Steven J. Ristorcelli, C.P.G., P.G. and Joseph Schlitt, MMSA QP, each a qualified person, reside outside of Canada. Mr. Otter has appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.
The Corporation prepares its annual financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and its interim financial statements in Canadian dollars and in accordance with IFRS as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.
Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not fully described in the Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.
See “Cautionary Statement Regarding Forward-Looking Statement” and “Risk Factors” beginning on pages 4 and 11 of the Prospectus, and the documents incorporated therein by reference and the applicable Prospectus Supplement, for a discussion of certain risks that you should consider in connection with an investment in these Securities.

The Prospectus must be read together with this amendment, any documents incorporated or deemed to be incorporated by reference therein from time to time and any supplements relating to an offering of Securities thereunder. The statements contained in the Prospectus or in a document incorporated or deemed to be incorporated by reference therein on or subsequent to November 26, 2020 are modified or superseded for the purposes of this amendment to the extent that a statement contained in any subsequently filed document, which also is or is deemed to be incorporated by reference therein, modifies or supersedes that statement.

SHORT FORM BASE SHELF PROSPECTUS
New Issue November 26, 2020
FIRST COBALT CORP.
$20,000,000
Common Shares
Warrants
Subscription Receipts
Units
This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale from time to time (each, an “Offering”), during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of the securities of First Cobalt Corp. (“First Cobalt” or the “Corporation”) listed above (the “Securities”) in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to C$20,000,000 (or the equivalent thereof in U.S. dollars or other currencies). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered; the offering price; whether the Common Shares are being offered for cash or on exercise of Special Warrants (as defined below); and any other material terms or conditions of the Common Shares; (ii) in the case of Warrants, the designation and aggregate number of Warrants offered; the price at which the Warrants will be offered; the date on which the right to exercise the Warrants will commence and the date on which the right will expire; the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant; and any other material terms or conditions of the Warrants; (iii) in the case of Subscription Receipts, the designation and aggregate number of Subscription Receipts offered; the price at which the Subscription Receipts will be offered; the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers; and any other material terms or conditions of the Subscription Receipts; and (iv) in the case of Units, the designation and aggregate number of Units being offered; the price at which the Units will be offered; the designation and terms of the Units and the applicable Securities included in the Units; the description of the terms of any agreement governing the Units; any provision for the issuance, payment, settlement, transfer or exchange of the Units; and any other material terms or conditions of the Units. See “Description of Securities Being Distributed”.
The issued and outstanding common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “FCC” and on the OTCQX under the symbol “FTSSF”. On November 25, 2020, the last full trading day prior to the date of this Prospectus, the closing price per Common Share on the TSXV was $0.13. Unless otherwise specified in the applicable Prospectus Supplement, there is no existing trading market through which the warrants (the “Warrants”), the subscription receipts (the “Subscription Receipts”) or the units (the “Units”) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange. See “Risk Factors”.
All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each

Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities. The Corporation may qualify an “at-the-market distribution” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”) of the Canadian Securities Administrators. The Corporation may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Corporation from time to time at amounts and prices and other terms determined by the Corporation. A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the Offering and will set forth the terms of the Offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the distribution. In connection with any Offering (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
Investing in the Securities is speculative and involves certain risks. The risks outlined in this Prospectus and in the documents incorporated by reference herein and in the applicable Prospectus Supplement should be carefully reviewed and considered by prospective investors. See “Risk Factors”.
Mr. C.L. “Butch” Otter, a director of the Corporation, and Steven J. Ristorcelli, C.P.G., P.G. and Joseph Schlitt, MMSA QP, each a qualified person, reside outside of Canada. Mr. Otter has appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
We have filed an undertaking with the British Columbia Securities Commission (the “BCSC”) that we will not distribute in the local jurisdiction under this Prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the BCSC the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such securities.
Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not fully described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.
Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus refer to Canadian dollars.
The Corporation’s registered office is located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Corporation’s corporate head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

ABOUT THIS PROSPECTUS
Unless otherwise noted or the context indicates otherwise, the “Corporation” and “First Cobalt” refer to First Cobalt Corp. and its subsidiaries. You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus and the documents incorporated by reference herein are accurate as of the date of this Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.
FINANCIAL INFORMATION AND CURRENCY
First Cobalt has prepared its consolidated financial statements, incorporated herein by reference, in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook — Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.
All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “US$” are to United States dollars.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENT
This Prospectus contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Corporation’s operating environment, the business operations and financial performance and condition.
Forward-looking statements include, but are not limited to, statements regarding anticipated burn rate and operations; planned exploration and development programs and expenditures; the Glencore Loan Agreement (as defined below); commercial agreements with respect to feedstock supply with Glencore (as defined below) and other parties; timelines and milestones with respect to the Refinery; anticipated expenditures and programs at the Refinery, Iron Creek Project (as defined below) and Cobalt Camp; impact of COVID-19 on the Corporation; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; First Cobalt’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of First Cobalt; future development plans; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, and general expectations with respect to the development of the Refinery (as defined below); the state of the electric vehicle (“EV”) market; the future price of cobalt; anticipated costs and the Corporation’s ability to fund its programs; the Corporation’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Corporation’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Corporation’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of COVID-19; and the Corporation’s ability to obtain financing as and when required and on reasonable terms.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: the Refinery and general expectations with respect to the development of the Refinery; general economic conditions in Canada, the United States and globally; industry conditions, including the state of the EV market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; changes in tax laws and incentive programs relating to the mining industry; the development of the COVID-19 global pandemic, and the other factors described herein under “Risk Factors”, as well as in our public filings available at www.sedar.com.
This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Corporation’s annual information form for the year ended December 31, 2019, dated August 5, 2020 (the “Annual Information Form”), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Prospectus and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.
CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION
This Prospectus also contains future-oriented financial information and outlook information (collectively, “FOFI”) about the Refinery and results of the Refinery Study (as defined below). This information is subject to the same assumptions, risk factors, limitations and qualifications as set forth below in the below paragraphs. FOFI contained in this Prospectus is made as of the date of this Prospectus and is being provided for the purpose of providing further information with respect to the Refinery and results of the Refinery Study. The Corporation disclaims any intention or obligation to update or revise any FOFI contained in this Prospectus, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that FOFI contained in this Prospectus should not be used for purposes other than for which it is disclosed herein.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Cobalt Corp. at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4, telephone (416) 900-3891, and are also available electronically under the Corporation’s profile at www.sedar.com. The filings of the Corporation through SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.
The following documents, filed by the Corporation with the securities commissions or similar authorities in certain of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(j)
the Annual Information Form;

(k)
the Corporation’s amended and restated audited consolidated financial statements for the years ended December 31, 2019 and 2018, and related notes thereto, together with the independent auditor’s report thereon;

(l)
the amended and restated management’s discussion and analysis for the year ended December 31, 2019;

(m)
the Corporation’s amended and restated unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019, and related notes thereto (the “Interim Financial Statements”);

(n)
the amended and restated management’s discussion and analysis for the six months ended June 30, 2020 (the “Interim MD&A”); and

(o)
the management information circular of the Corporation dated July 10, 2020 in connection with the annual general and special meeting of shareholders of the Corporation held on August 25, 2020.

Any document of the type referred to in item 11.1 of Form 44-101F1 — Short Form Prospectus of National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”) of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com.
The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.
When the Corporation files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a management information circular in connection with an annual general meeting of shareholders being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual general meeting of shareholders (unless such management information circular also related to a special meeting of shareholders) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement containing the specific terms of any offering of Securities will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering to which that Prospectus Supplement pertains.
MARKETING MATERIALS
Any “template version” of any “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements of the Canadian Securities Administrators) filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed incorporated by reference in such Prospectus Supplement.
THE CORPORATION
First Cobalt is in the business of cobalt refining and the acquisition and exploration of resource properties. The Corporation listed on the TSXV and OTCQX and trades under the symbols “FCC” and “FTSSF”, respectively. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt. First Cobalt has two significant North American assets:
(i)
The only permitted cobalt refinery in North America capable of producing battery materials (the “Refinery”); and

(ii)
The Iron Creek Project in Idaho, the Corporation’s flagship mineral project (the “Iron Creek Project”).

On May 4, 2020, the Corporation announced positive results from an independent engineering study on the Refinery. The study, titled “First Cobalt Refinery Project — AACE Class 3 Feasibility Study” (the “Refinery Study”), was prepared by Ausenco Engineering Canada Inc. under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study is dated July 9, 2020 and was filed on SEDAR under the Corporation’s profile at www.sedar.com. The Refinery Study contemplates expanding the existing facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.
On January 15, 2020, the Corporation announced a new mineral resource estimate for the Iron Creek Project in Idaho, USA. The new mineral resource estimate was based on infill drilling and limited step-out drilling which included the conversion of 49% of resources from the inferred mineral resource category to the indicated mineral resource category while also increasing the overall tonnage. The indicated mineral resource is now 2.2M tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3M pounds of cobalt and 29.1M pounds of copper. The inferred mineral resource is now 2.7M tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7M pounds of cobalt and 39.9M pounds of copper. The Corporation subsequently filed a technical report with respect to the new mineral resource estimate titled “Technical Report with Updated Estimate of Mineral Resources for the Iron Creek Cobalt-Copper Project, Lemhi County, Idaho, USA” dated November 27, 2019 with an effective date of November 27, 2019 (the “Iron Creek Technical Report”). The Iron Creek Technical Report was prepared by Steven J. Ristorcelli, C.P.G., P.G, and Joseph Schlitt, MMSA QP, each of whom is a qualified person and “independent” as such term is defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators.
For further information regarding First Cobalt, the Refinery and the Iron Creek project, see the Annual Information Form and other documents incorporated by reference in this Prospectus available at www.sedar.com under the Corporation’s profile.
Recent Developments
Appointment of Vice-President, Project Development
On August 17, 2020, the Corporation announced the appointment of Mark Trevisiol as Vice-President, Project Development.
Financing
On August 28, 2020, the Corporation announced the closing of a non-brokered private placement of 8,225,000 units at a price of $0.14 per unit and 8,528,643 flow-through units at a price of $0.16 per flow-through unit for aggregate gross proceeds of $2,510,010.02. Each unit consisted of one Common Share and one warrant. Each flow-through unit consisted of one Common Share qualifying as a ‘flow-through share’ and one half of one warrant. The warrants issued in connection with the units and flow-through units entitle the holder to purchase a Common Share at a price of $0.21 per Common Share for a period of 24 months from the date of issuance.
Optimization Results for Refinery
On September 24, 2020, the Corporation announced initial results from ongoing optimization programs with respect to the Refinery.
Commercial Arrangements with Glencore and Extension of Maturity Date
On November 10, 2020, the Corporation announced that it had re-focused commercial arrangements with Glencore towards a long-term feed purchase contract rather than a tolling arrangement. The Corporation also announced that it had extended the maturity date on the Glencore Loan Agreement by a year from August 23, 2021 to August 23, 2022.
Amended and Restated Financial Statements
On November 23, 2020, the Corporation announced that it had filed amended and restated audited consolidated financial statements for the year-ended December 31, 2019 and amended and restated condensed interim consolidated financial statements for the interim periods ended March 31, 2020 and June 30, 2020, along with amended and restated management discussion and analysis for these periods.
Update Regarding Impact of COVID-19 on Operations
The Corporation’s business and the anticipated timing and cost of development work and applicable milestones have not been significantly impacted by COVID-19 to date. Work programs related to engineering, metallurgical testing and environmental permitting have continued on schedule.
The Corporation’s operations, financial condition, cash flows and financial performance have also not been significantly impacted by COVID-19 to date. As the Corporation is not yet operating any mine or facility, the Corporation has not yet had any production or operating cash flow.

The Corporation does not yet operate a mine or facility, as such COVID-19 has not have an impact on productivity and the timing or cost of work. The Corporation has proceeded with commercial discussions during the COVID-19 pandemic and facilitated site visits while following various COVID-19-related protocols.
Previous Disclosure of Use of Proceeds
The Corporation raised gross proceeds of approximately $2,500,000 in August 2020 by way of non-brokered private placement of units and flow-through units. None of the proceeds received from this private placement have been utilized as of the date of this Prospectus. Proceeds raised from the sale of the flow-through shares that comprised part of the flow-through units will be used to incur eligible Canadian Exploration Expenses as defined in the Income Tax Act (Canada) related to projects in Ontario, Canada. The Corporation intends to use the net proceeds from the sale of the units for general corporate purposes.
The Corporation raised gross proceeds of approximately $2,100,000 in February 2020 by way of non-brokered private placement of units. The Corporation deployed these proceeds in a manner consistent with that disclosed by the Corporation in its news release announcing closing of the offering.
Working Capital
As of October 31, 2020, the Corporation had approximately $4,187,000 in cash and approximately $4,500,000 in working capital. Other than as disclosed in the Interim Financial Statements, the Corporation does not have any current non-contingent resources with which to fund operations.
Twelve-Month Burn Rate
The Corporation anticipates a twelve-month burn rate as follows:
In 000s	Nov 2020	Dec 2020	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	TOTAL
Opening Cash (as at the beginning of the period)	$4,187	$3,440	$2,826	$2,335	$2,312	$2,143	$1,981	$1,640	$1,285	$886	$590	$304
Corporate Expenses	$(255)	$(167)	$(157)	$(4)	$(155)	$(109)	$(109)	$(155)	$(172)	$(97)	$(86)	$(97)	$(1,563)
Refinery Expenses	$(381)	$(328)	$(322)	$(5)	$(2)	$(17)	$(14)	$(2)	$(2)	$(2)	$(2)	$(2)	$(1,079)
Cobalt Camp	$(50)	$(50)	$(10)	$(13)	$(10)	$(10)	$(196)	$(196)	$(196)	$(196)	$(196)	$(196)	$(1,319)
Iron Creek Project	$(62)	$(69)	$(2)	$(2)	$(2)	$(27)	$(22)	$(2)	$(29)	$(2)	$(2)	$(2)	$(223)
Total Expenses	$(748)	$(614)	$(491)	$(24)	$(169)	$(163)	$(341)	$(355)	$(399)	$(297)	$(286)	$(297)	$(4,184)
Ending Cash (as at the end of the period)	$3,439	$2,826	$2,335	$2,311	$2,143	$1,980	$1,640	$1,285	$886	$589	$304	$7
The Corporation anticipates being able to continue operations to advance its projects using its currently available financial resources for the next twelve months.
The Corporation anticipates that its cash burn rate for the next twelve months will be lower than in previous comparable periods. The Corporation previously made significant expenditures with respect to engineering, field work and metallurgical work at the Refinery. With this work now complete, the Corporation anticipates focusing on the commencement of pilot plant test work and environmental permitting over the next twelve months. The estimated costs included above with respect to the Refinery are likely to be evenly split between pilot plant test work and environmental permitting. The Corporation expects this work to cost less than that previously expended on engineering, field work and metallurgical work at the Refinery. The Corporation further expects expenditures to remain lower than in previous periods until the Corporation commences ordering long-lead equipment and starts pre-construction activities at the Refinery. In addition, corporate expenses included in the above anticipated twelve-month burn rate will be lower than in previous comparable periods as the Corporation will re-direct marketing expenditures and other discretionary spending towards Refinery execution.
The above burn rate anticipates that the Corporation has not obtained project financing with respect to the Refinery. Projected expenditures with respect to the Refinery largely relate to work advancing permitting, completing a pilot plant and engineering work. In the event that the Corporation receives applicable permits to begin construction at the Refinery in Q2 2021 and secures project financing, the Corporation may begin to incur capital costs related to the next phase of detailed engineering work and long-lead orders within the next twelve months. This would result in higher expenditures than forecasted above.
The Corporation currently anticipates commencing construction activities at the Refinery between Q3 2021 and Q4 2021 at the soonest opportunity at which applicable permits and project financing have been secured. The Corporation anticipates that should construction activities commence at the Refinery between Q3 2021 and Q4 2021, the Refinery would be in commercial production in Q4 2022. The Corporation anticipates that it would remain on course for commercial production in Q4 2022 even if construction activities commenced, and related costs commenced being incurred, beyond the twelve-month forecast provided above in Q4 2021. See “Refinery Timeline & Milestones” below.
Glencore Loan Agreement
On August 26, 2019, the Corporation finalized a loan agreement with Glencore AG (“Glencore”) for a US$5M loan to support the next phase of Refinery advancement work (the “Glencore Loan Agreement”). The loan matures on August 23, 2021. On November 10, 2020, the Corporation announced that Glencore had agreed to extend the maturity date by one year to August 23, 2022. The Corporation anticipates that this debt will roll into a larger financing to construct the expanded Refinery and for the debt to be serviced and repaid through cash flows generated from Refinery operations.
Refinery Timeline & Milestones
The Corporation is working to advance the Refinery in line with the recommendations provided in the Refinery Study. The Refinery is currently permitted to operate at a nominal throughput of 12 tonnes per day (“tpd”) and primarily produced cobalt carbonate during historical operations. The Refinery Study contemplates expanding the existing facility from a 12 tpd operation to a 55 tpd facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.
On September 24, 2020, the Corporation announced initial results from ongoing optimization programs with respect to the Refinery. Results from these programs, including engineering studies, have demonstrated improved Refinery margins and economics. The Corporation’s current initial capital estimate for the 55 tpd facility is US$60 million with an operating cost estimate of US$2.36/lb of cobalt produced. Under the Refinery Study, the Corporation’s initial capital estimate for the 55 tpd facility was US$56 million with an operating cost estimate of US$2.72/lb of cobalt produced. While the optimization program resulted in a capital cost increase of US$4 million, the Corporation anticipates this will result in approximately US$4 million of increased annual pre-tax cash flows. The Corporation further anticipates US$41 million in undiscounted pre-tax free cashflow forecasted during the first full year of production. This compares to US$37 million in undiscounted pre-tax free cashflow forecasted during the first full year of production under the Refinery Study. The Corporation intends to enter into commercial agreements with Glencore and other parties with respect to feedstock supply for the Refinery.
The Corporation has yet to obtain requisite permits for a 55 tpd facility and project financing to advance the Refinery towards construction. The Corporation continues to advance these efforts and the prospective timeline included below remains subject to change depending on the results of such efforts. The Corporation also anticipates entering into commercial agreements with Glencore and other parties with respect to feedstock supply. The advancement of the Refinery also remains subject to the Corporation entering into such agreements.
As noted above, until such time as the Corporation has secured applicable permits to begin construction at the Refinery and project financing, the Corporation will not be in a position to commence construction-related activities. Though the Corporation anticipates commencing construction activities in Q3 2021 per the timeline below, the burn rate provided under the heading “Twelve-Month Burn Rate” above does not include expenditures related thereto.
The Corporation anticipates that provided the events highlighted in the timeline below occur as contemplated, the Corporation will be a position to commence commercial production at the Refinery in

Q4 2022. The Corporation anticipates that it would remain on course for commercial production in Q4 2022 even if construction activities commenced, and related costs commenced being incurred, in Q4 2021.
•
Q4 2020 – Submit permits for a 55 tpd facility and complete Refinery pilot plant

•
Q1 2021 – Finalize commercial arrangements with Glencore and other parties

•
Q2 2021 – Receive final permits necessary to commence Refinery construction and secure project financing

•
Q3 2021 – Complete detailed engineering and commence construction activities

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Q4 2022 – Commence production

Iron Creek Project
As noted above under “Twelve-Month Burn Rate” the Corporation anticipates spending approximately $263,000 with respect to the Iron Creek Project. The Corporation is currently undertaking a geophysics program and anticipates undertaking further bulk sampling, sorting and water management activities in the next twelve months. The anticipated expenditures include sums to maintain mineral claims and patents on all properties comprising the Iron Creek Project.
Cobalt Camp
As noted above under “Twelve-Month Burn Rate” the Corporation anticipates spending approximately $1,103,000 with respect to the Corporation’s “Cobalt Camp” operations in Ontario, Canada. The Corporation anticipates expenditures on a drilling program and associated assaying costs as well as supporting geophysics and exploration work. The Corporation, however, has yet to finalize exact particulars with respect to the Corporation’s drilling and exploration program at its Cobalt Camp operations.
RISK FACTORS
Before deciding to invest in the Securities, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this Prospectus and any applicable Prospectus Supplement. An investment in the Securities is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation’s securities described in the documents incorporated or deemed to be incorporated by reference in this Prospectus. See the risk factors below and the “Risk Factors” section of any applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.
These risk factors, together with all other information included or incorporated by reference in this Prospectus, including, without limitation, information contained in the section “Cautionary Note Regarding Forward-Looking Statements” as well as the risk factors set out below, should be carefully reviewed and considered by investors.
Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, or in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

Financing Risks
The Corporation’s Refinery advancement will require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Corporation. Furthermore, if the Corporation raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing when needed could result in the Corporation being unable to meet specified timelines for the advancement of the Refinery and may lead to the indefinite postponement of the advancement of the Refinery. The cost and terms of such financing may also significantly reduce the expected benefits from the Refinery or render the Refinery uneconomic.
Feedstock Supply Agreement Risks
The Refinery Study assessed the economics of the Refinery on a stand-alone basis, assuming a 70% payability factor on the cobalt content of a cobalt hydroxide feed source based on expert forecasts for future payability levels (current spot payability is approximately 70-80%). In order to secure the capital required and a reliable feed source, the Corporation anticipates using the results of the Refinery Study to enter into commercial arrangements with Glencore and other parties with respect to feedstock supply. There is a risk that the current spot payability levels may change. In addition, there is a risk that the Corporation fails to enter into commercial agreements with respect to feedstock supply with Glencore and other parties. If either of these risks materialize, or if the terms of the commercial agreements prove unfavourable to the Corporation, the economics of the Refinery may no longer be feasible.
COVID-19 and global health crisis
The COVID-19 global outbreak and efforts to contain it may have an impact on the Corporation’s business. The Corporation has implemented various safety measures onsite to ensure the safety of its employees and contractors. The Corporation continues to monitor the situation and the impact the virus may have on its projects. Should the virus spread, travel bans remain in place or should one of the Corporation’s team members or consultants become infected, the Corporation’s ability to advance its projects may be impacted. Similarly, the Corporation’s ability to obtain financing and the ability of the Corporation’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.
Exploration and development
Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on any of the Corporation’s mineral properties. There is no certainty that the expenditures to be made by First Cobalt in the exploration of its mineral properties otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by First Cobalt will be affected by numerous factors beyond the control of First Cobalt including, but not limited to, the COVID-19 pandemic. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in First Cobalt not receiving an adequate return on invested capital.
Technical Capabilities of the Refinery
The Corporation’s strategic priority is the advancement of the Refinery, with significant metallurgical test work planned and a pilot plant work at third party facilities anticipated. There is no assurance that the outcomes of this test work and the results of the pilot plant work will be positive and that the Refinery will have the capabilities to produce specific end products. Furthermore, no assurance can be given that operating the Refinery will be economically viable. The Corporation will manage these risks through contracting technical experts on metallurgy and engineering to perform the required analysis and studies on the capability of the Refinery and its projected economics.

Negative operating cash flow
The Corporation is an exploration stage company and has not generated cash flow from operations. The Corporation is devoting significant resources to the development and acquisition of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Corporation currently has negative cash flow from operating activities.
Capital resources
Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Corporation’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global cobalt markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.
Discretion in the Use of Proceeds
While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of net proceeds from an offering by the Corporation of its securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Corporation’s sole discretion.
Management will have discretion concerning the use of proceeds scribed in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.
Securities of First Cobalt are subject to price volatility
Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of First Cobalt include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of First Cobalt at any given time may not accurately reflect the long-term value of First Cobalt.
In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of First Cobalt.
Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares
Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Corporation or its significant shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.
Holders of Common Shares will be diluted
The Corporation may issue additional securities in the future, which may dilute a shareholder’s holdings in the Corporation. The Corporation’s notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Corporation on the exercise of options under the Corporation’s stock option plan and upon the exercise of outstanding warrants.
Market for Securities
There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, our Warrants, Subscription Receipts or Units not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.
CONSOLIDATED CAPITALIZATION
There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements.
USE OF PROCEEDS
Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities offered hereby to fund ongoing work programs to advance the Refinery and the Iron Creek Project, to pursue other exploration and development opportunities, whether through direct or indirect acquisitions of properties, applications for mineral title rights or otherwise, and for working capital and general corporate purposes. Any specific allocation of the net proceeds of an Offering to a specific purpose will be determined at the time of the Offering and will be described in the relevant Prospectus Supplement. The Corporation generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Corporation anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at the Iron Creek Project or re-start of the Refinery. To the extent that the Corporation has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flow.
PLAN OF DISTRIBUTION
The Corporation may from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. We may issue and sell up to $20,000,000, in the aggregate, of Securities.
We may offer and sell the Securities through underwriters or dealers, directly to one or more purchasers or through agents. We may offer Securities in the same offering, or we may offer Securities in separate offerings. Each Prospectus Supplement, to the extent applicable, will describe the number and terms of the Securities to which such Prospectus Supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and our net proceeds. The Prospectus Supplement will also include any underwriting discounts or commissions and other items constituting underwriters’ compensation and will identify any securities exchanges on which the Securities may be listed.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation. We will obtain any requisite exemptive relief, should it be required, prior to conducting “at-the-market distributions”.
Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with such Securities offered by that Prospectus Supplement.
Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.
Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
No underwriter of the “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.
We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.
Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable Prospectus Supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no trading market through which the Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

As of the date hereof, the Corporation has discussed an “at-the-market distribution” with one broker-dealer, but discussions are preliminary at this stage and no distribution agreement has been executed. As of the date hereof, the Board of Directors has not yet approved an “at-the-market distribution” by the Corporation.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Common Shares
The Corporation is authorized to issue an unlimited number of the Common Shares. As of November 25, 2020, there were 404,100,757 Common Shares issued and outstanding. The Corporation may issue Common Shares on exercise of Special Warrants (as defined below).
Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Corporation, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis, the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.
Warrants
As of November 25, 2020, there were 38,054,835 Warrants issued and outstanding. The Corporation may issue Warrants to purchase Common Shares. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent, to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions.
The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the Prospectus Supplement describing such warrant indenture. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.
Any Prospectus Supplement relating to any Warrants the Corporation offers will describe the terms of the Warrants and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV relating to Warrants. This description will include, where applicable:
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the designation and aggregate number of Warrants offered;

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the price at which the Warrants will be offered;

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the currency or currencies in which the Warrants will be offered;

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the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

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the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

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the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;

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whether we will issue fractional Common Shares;

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whether we have applied to list the Warrants on a securities exchange;

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the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

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the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

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whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

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material Canadian federal income tax consequences of owning the Warrants; and

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any other material terms or conditions of the Warrants.

The holders of Warrants will not be shareholders of the Corporation. Holders of Warrants are entitled only to receive the Common Shares subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.
Subscription Receipts
As of November 25, 2020, there are no Subscription Receipts outstanding. The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”), to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.
The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.
Any Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the terms of the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV relating to Subscription Receipts. This description will include, where applicable:
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the designation and aggregate number of Subscription Receipts offered;

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the price at which the Subscription Receipts will be offered;

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the currency or currencies in which the Subscription Receipts will be offered;

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the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

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the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Units or any combination thereof;

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the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

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whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

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the identity of the Escrow Agent;

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the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

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the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;

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the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;

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if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

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procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

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any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;

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whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

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whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;

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provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other securities of the Corporation, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

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whether we have applied to list the Subscription Receipts on a securities exchange;

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material United States and Canadian federal tax consequences of owning the Subscription Receipts; and

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any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts

are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Warrants, Units or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.
Rescission
The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.
Global Securities
The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any global security.
Modifications
The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Corporation may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.
Units
As of November 25, 2020, there are no Units outstanding. The Corporation may issue Units consisting of one or more Common Shares, Warrants, Subscription Receipts or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable Prospectus Supplement.
Any Prospectus Supplement relating to any Units the Corporation offers will describe the terms of the Units and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV relating to Units. This description will include, where applicable:
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the designation and aggregate number of Units being offered;

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the price at which the Units will be offered;

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the designation and terms of the Units and the applicable Securities included in the Units;

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the description of the terms of any agreement governing the Units;

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any provision for the issuance, payment, settlement, transfer or exchange of the Units;

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the date, if any, on and after which the Units may be transferable separately;

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whether we have applied to list the Units on a securities exchange;

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material Canadian federal tax consequences of owning the Units;

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how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and

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any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities hereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.
PRIOR SALES
Information in respect of Common Shares that we issued within the previous 12-month period, and in respect of securities that are convertible or exchangeable into Common shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on the TSXV under the symbol “FCC”. Information in respect of trading price and volume of the Common Shares during the previous 12-month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
LEGAL MATTERS
Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters. As of the date hereof, partners and associates of Cassels Brock & Blackwell LLP as a group, own, directly or indirectly, in the aggregate, less than 1% or no securities of the Corporation.
INTEREST OF EXPERTS
Information relating to the Iron Creek Project in this Prospectus and the documents incorporated by reference herein and therein has been derived from reports, statements, or opinions prepared or certified by Steven J. Ristorcelli, C.P.G., P.G, and Joseph Schlitt, MMSA QP, and this information has been included in reliance on such persons’ expertise. Steven J. Ristorcelli, C.P.G., P.G, and Joseph Schlitt, MMSA QP are each a qualified person as such term is defined in NI 43-101.
None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the Corporation’s property or the property of any of the Corporation’s associates or affiliates. The foregoing persons held an interest in either less than 1% or none of the Corporation’s securities or the securities of any associate or affiliate of the Corporation when they prepared the Iron Creek Technical Report and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Corporation’s securities or the securities of any associate or affiliate of the Corporation in connection with the preparation of the Iron Creek Technical

Report. Neither the aforementioned persons nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of the Corporation.
All scientific and technical information in this Prospectus has been reviewed and approved by Dr. Frank Santaguida, P.Geo., Vice President, Exploration at First Cobalt, who is a qualified person under NI 43-101. As of the date hereof, Mr. Santaguida holds 141,760 Common Shares, 1,600,000 stock options, 100,000 restricted share units and 36,000 warrants.
AUDITORS
MNP LLP, Chartered Professional Accountants, are the independent auditors of the Corporation and are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or furnished with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consents of each expert or “qualified person” (for the purposes of NI 43-101) referred to in this Prospectus under the heading “Interests of Experts”; and (v) the consent of Cassels Brock & Blackwell LLP.